MW Report



Getting it Right

Largest specialty retailer of men's tailored apparel

Earnings per share rise 53 percent

Leader in the national tuxedo rental market

One of Fortune "Top 100 U.S. Companies To Work For" – again!



Two-thousand-four was an exceptional year for the men's apparel industry and, in many respects, a record year for Men's Wearhouse. We achieved record sales and strong profit growth by doing things right and doing the right things.

To Our Shareholders



It has been said that competent managers do things right, and leaders do the right things. The Men's Wearhouse has reached the top of its industry by doing both.

We achieved strong sales and profit growth in 2004 by delivering solid performance from all three of our core businesses, Men's Wearhouse, Moores and K&G. Same store sales rose 7.3 percent in our U.S. stores and 7.1 percent in Canada. Total sales rose by $154 million, or 11.1 percent, to $1.547 billion from $1.393 billion the prior year.

Improvements in our operating margin multiplied the effect of strong sales growth on our bottom line. The result was a 42 percent rise in net earnings to $71 million, from $50 million in 2003, and a 53 percent increase in diluted earnings per share, which rose to $1.94 from $1.27 the previous year. We achieved these results while investing in new business concepts to promote future growth.

BUILDING OUR FUTURE

The Men's Wearhouse has produced sustainable growth through consistent execution and investing to capture new opportunities.

We continuously seek ways to enhance the market position and profitability of our core businesses. We also pursue brand expansions, such as tuxedo rentals, and new business concepts that operating competencies and our demonstrated ability to execute service-oriented businesses.

One such concept is retail dry cleaning, which we began testing by acquiring two leading dry cleaning/laundry operations in the Houston area. We believe our dry cleaning operation, MW Cleaners, will leverage our strong brand by caring for fine clothing with the same attention to service, quality and convenience that we provide in selling apparel.

We have several other ventures in the pipeline, including our corporate apparel sales. Through this venture, we are seeking to further entrench ourselves in men's business attire and increase our inroads in business attire for women.

Although we strive for 100 percent success in everything we do, we recognize that not every concept we explore and test will become a viable business. We have determined that there will be no further investments in the R&D retail concept, Eddie Rodriguez. The six stores operating at the end of 2004 will be wound down during fiscal 2005.

THE CULTURE BEHIND THE NUMBERS

In early 2004, Men's Wearhouse was again named to *Fortune* magazine's list of the "Top 100 U.S. Companies To Work For." This is a tribute to the unique


Business Destination
Men's Wearhouse is a destination of choice for business apparel, offering attentive service, appealing product and a compelling price-value relationship.
MEN'S WEARHOUSE®

FROM THE CEO

OUR POSITION ON *FORTUNE* MAGAZINE'S LIST OF THE "TOP 100 U.S. COMPANIES TO WORK FOR" IS A TRIBUTE TO THE UNIQUE CORPORATE CULTURE THAT DRIVES OUR SUCCESS.





and it is evidence that we are achieving one of our key goals, which is to provide a high quality work environment.

Over the years, we have cultivated a culture based on the values of fairness, accountability, creativity and trust. These values are the foundation of our success. We take good care of our employees, they take good care of our customers, and we all work together to create value for our shareholders.

We set high standards. We expect our employees to do things right and our leaders to do the right things. At the same time, we encourage a healthy balance between work life and family life, and we help our employees succeed in an environment that nurtures creativity and fosters innovation.

At Men's Wearhouse, we have built a culture that maintains excitement and a company that is sustainable over time because it is based on strong, shared values. We see the benefits every day in the morale, loyalty, motivation, teamwork and overall superior performance demonstrated by our employees. Our culture, the "soft" side of our business, provides a very real competitive advantage that makes concrete contributions to our growth and success.

TRIBUTE TO A LEADER

In February 2005, Eric Lane resigned from his position as president and chief operating officer to pursue a lifelong dream of coaching football. Eric left an indelible mark in his 16 years with our organization, and I greatly appreciate his many contributions. At the same time, I respect his decision to pursue a different path.

Sustainable margin increases over the long term are a challenge for many companies. Eric's leadership during his tenure with Men's Wearhouse was instrumental in building, developing and guiding our efforts in becoming a more vertically integrated business enterprise from a supply chain point of view. Through those efforts, Eric and his teams were key contributors to our success over the years in growing and improving profitability. During our period of rapid growth for our Men's Wearhouse brand, Eric managed the opening of new stores that maintained and enhanced our business model and culture.

LOOKING FORWARD

We are off to a great start in fiscal year 2005 with very strong first-quarter sales. We also continue to see opportunities for margin improvements. In the following pages, we will tell you more about how we are doing things right and doing the right things to carry our success into the future.

SINCERELY,

GEORGE ZIMMER



Black Tie Affair

With one million units rented in 2004, and four and a half percent of the U.S. market, Men's Wearhouse is a leader in tuxedo rentals.


Perfectly Suited
Men's Wearhouse sells one out of eight suits sold in the U.S., while Moores commands 30 percent of the Canadian suit market, more than double our nearest competitor on both sides of the border.
Moores
CLOTHING FOR MEN

We are the top retailer of men's dress apparel.

Our Men's Wearhouse stores exceeded $1 billion of sales for the first time in their history, helping us increase our market share for men's tailored clothing.



Overall clothing sales in the U.S. rose in 2004, according to research by the NPD Group. More significantly, sales of men's dress apparel increased 14 percent, to $8.1 billion, reflecting a trend toward more traditional, tailored clothing. In this growing market, Men's Wearhouse rose from the number two position to become the top retailer of men's dress apparel with nine percent of the total dollar volume.

Magnifying the effect of strong sales and market share gains were improvements in our recurring operating margins. For the year, operating margins increased by 176 basis points, to 7.6 percent.

We see ongoing opportunities to expand operating margins through the continued growth of tuxedo rentals, capitalizing on global opportunities for high-quality goods at lower costs and continuing to expand the mix of product sold under labels that we own or control.

MEN'S WEARHOUSE STORES TOP $1 BILLION IN SALES

Our Men's Wearhouse stores exceeded $1 billion in sales for the first time in their history, driven by strong sales of suits, shirts and accessories. As our flagship brand, Men's Wearhouse generates approximately 70 percent of our consolidated sales. We are maintaining and enhancing the strong Men's Wearhouse brand as a destination of choice for business clothing through attentive service, appealing product and a compelling price-value relationship.

The Perfect Fit customer loyalty program, launched in September 2004, is designed to generate repeat business and higher average sales by offering a $50 certificate toward future purchases for every $500 spent. Perfect Fit also enhances our knowledge of customer demographics and buying patterns, enabling us to leverage and complement our existing marketing strategies with direct mail programs targeted to specific customer segments. Perfect Fit has been very well received, attracting a million members.

We are developing merchandising programs to expand our market share leadership. In addition to increasing sales to existing customers, we are working to attract additional demographic groups and broaden our customer base.

MOORES MIRRORS MW SUCCESS

Moores, which accounts for approximately 10 percent of consolidated sales, continues to be the largest retailer of men's suits in Canada with more than double the share of its nearest competitor. Same store sales at Moores rebounded in 2004 after two years of declines primarily related to unfavorable market conditions. In addition to an improved market, the increase was

Tuxedo rentals reach one million units



We focus on service-oriented businesses where excellence in execution is paramount and a superior experience keeps customers coming back.

driven by the introduction of tuxedo rentals, which contributed half of the same store sales growth. We are making plans to introduce the Perfect Fit customer loyalty program at Moores in 2006.

CHANGES DRIVE IMPROVEMENTS AT K&G

New approaches in advertising and operations improved traffic, increased sales and enhanced profitability at K&G, our big box, deep discount concept that produces approximately 20 percent of consolidated sales.

Following a six-city test of television advertising in the spring of 2004, we moved all of our K&G advertising dollars to television, improving traffic and sales without increasing overall spending. Changes in operations also have had a positive effect on sales. In September, we expanded K&G's hours of operation from four days a week to seven days a week.

Through our K&G stores, we are strengthening our experience and understanding of the ladies' apparel business. We experienced healthy growth in sales of ladies' clothing during 2004. By the end of fiscal year 2005, 60 of our planned 82 K&G stores will carry ladies' apparel.

We are also imparting more of the Men's Wearhouse culture into K&G, increasing the focus of our store-based employees on customer service and effective selling behaviors to increase sales volumes.

TUXEDO RENTALS REACH ONE MILLION UNITS

Our tuxedo rental business, launched under our Men's Wearhouse brand from the ground up in 1999, reached one million units in 2004 and contributed $77.5 million, or five percent, of our total revenue. We have captured an estimated four and a half percent of this U.S. market. In 2004, we introduced tuxedo rentals in Canada through our Moores stores. Total tuxedo rental volume increased 52 percent in 2004 while same store tuxedo rental volume rose 40 percent.

Over the last three years, tuxedo rental revenues have registered a compound annual growth rate of 95 percent. With gross margins that are significantly higher than our clothing merchandise margins, tuxedo rentals have also enhanced profits.

WE'RE INVESTING IN THE FUTURE

Men's Wearhouse is a strong brand, and it is getting stronger. We have built a high level of brand awareness and a loyal


Fashion Cents
K&G is a national branded store appealing to price-conscious consumers who want first-run, in-season clothing at a deep discount.
K&G
FASHION
SUPERSTORE

We are building on our strong brand.

We see opportunities in retail dry cleaning to leverage our brand equity and collective operating competencies.



customer base that can be leveraged in new ventures. We understand customer needs, are adept at translating them into business models that deliver the best price-value relationship among the competitive landscape, and are skilled at adding value through exceptional service, quality and convenience. In this way, we capture market share to build growth businesses – even in mature industries.

MW CLEANERS LEVERAGES OUR BRAND

We saw an opportunity to leverage our strong brand equity and base of four million loyal customers in retail dry cleaning, a highly fragmented, service-oriented business that generates $9 to $11 billion of revenue annually in the U.S. and Canada. Operating under the name MW Cleaners, our dry cleaning stores will stand out against a competitive landscape of 45,000 "mom and pop" operators in which there is no national brand and little marketing or differentiation.

We launched our retail dry cleaning business with two asset acquisitions in the Houston area, one in 2003 and one in 2004. We now have 25 retail dry cleaning stores. Nine are "wet," or producing locations, and 16 are "dry" stores. We plan to open six additional retail locations in the Houston area during 2005, and we are evaluating other cities in which to operate this model.

We are bringing new levels of convenience, service and quality to the dry cleaning customer along with a superior, silicon-based dry cleaning process that is more environmentally friendly and fabric friendly than traditional processes.


Greener.
Cleaner.
Men's Wearhouse is extending its brand of service, quality and convenience – plus a superior, more environmentally friendly cleaning process – into the retail dry cleaning business.
MW CLEANERS

THE MANAGEMENT TEAM



DOUGLAS S. EWERT
Executive Vice President, Chief Operating Officer

NEILL P. DAVIS
Executive Vice President, Chief Financial Officer

DAVID H. EDWAB
Vice Chairman of the Board

CHARLES BRESLER *Ph.D.,*
President

Men's Wearhouse has a premier brand, a unique corporate culture, a successful business model and a strong management team. As a leader in our industry, we are focused on doing the right things, and as good managers, we are doing things right to deliver consistent performance and create growth.

Table of Contents

The following selected statement of earnings, balance sheet and cash flow information for the fiscal years indicated has been derived from our audited consolidated financial statements. The Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto. References herein to years are to the Company's 52-week or 53-week fiscal year, which ends on the Saturday nearest January 31 in the following calendar year. For example, references to "2004" mean the fiscal year ended January 29, 2005. All fiscal years for which financial information is included herein had 52 weeks, except 2000 which had 53 weeks.

Selected Financial Data

(Dollars and shares in thousands, except per share and per square foot data)

	2000 [5] (as restated-note 13)	2001 [5] (as restated-note 13)	2002 [5] (as restated-note 13)	2003 [5] (as restated-note 13)	2004
Statement of Earnings Data:					
Net sales	$ 1,333,501	$ 1,273,154	$ 1,295,049	$ 1,392,680	**$ 1,546,679**
Gross margin	514,404	450,049	454,239	513,446	**603,004**
Operating income	140,896	72,779	69,300	81,783	**118,088**
Net earnings	84,505	42,628	42,355	49,734	**71,356**
Net earnings per share of common stock:					
Basic	$ 2.02	$ 1.04	$ 1.04	$ 1.28	**$ 1.98**
Diluted	$ 1.99	$ 1.03	$ 1.04	$ 1.27	**$ 1.94**
Weighted average shares outstanding	41,769	40,997	40,590	38,789	**36,029**
Weighted average shares outstanding plus dilutive potential common shares	42,401	41,446	40,877	39,295	**36,813**
Operating Information:					
Percentage increase/(decrease) in comparable US store sales [1]	3.3%	(10.2)%	(3.1)%	6.1%	**7.3%**
Percentage increase/(decrease) in comparable Canadian store sales [1]	8.3%	4.2%	(2.1)%	(5.1)%	**7.1%**
Average square footage-all stores [2]	6,520	7,046	7,174	7,411	**7,497**
Average sales per square foot of selling space [3]	$ 406	$ 336	$ 319	$ 338	**$ 368**
Number of retail apparel stores [4]:					
Open at beginning of the period	614	651	680	689	**693**
Opened	39	32	16	13	**20**
Acquired	1	—	—	—	—
Closed	(3)	(3)	(7)	(9)	**(6)**
Open at end of the period	651	680	689	693	707
Cash Flow Information:					
Capital expenditures	$ 81,312	$ 67,169	$ 47,380	$ 49,663	**$ 85,392**
Depreciation and amortization	35,245	43,877	46,885	50,993	**53,319**
Purchase of treasury stock	7,871	30,409	28,058	109,186	**11,186**

	February 3, 2001 [5] (as restated-note 13)	February 2, 2002 [5] (as restated-note 13)	February 1, 2003 [5] (as restated-note 13)	January 31, 2004 [5] (as restated-note 13)	January 29, 2005
Balance Sheet Information:					
Cash and cash equivalents	$ 84,426	$ 38,644	$ 84,924	$ 132,146	**$ 165,008**
Working capital	317,923	303,539	326,060	357,045	**388,229**
Total assets	722,810	728,976	780,104	878,127	**993,322**
Long-term debt	42,645	37,740	38,709	131,000	**130,000**
Shareholders' equity	490,521	504,809	526,585	487,792	**568,848**

(1) Comparable store sales data is calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period. Fiscal year 2000 is calculated on a 52-week basis.
(2) Average square footage — all stores is calculated by dividing the total square footage for all stores open at the end of the period by the number of stores open at the end of such period.
(3) Average sales per square foot of selling space is calculated by dividing total selling square footage for all stores open the entire year into total sales for those stores.
(4) Retail apparel stores include stores operating under our Men's Wearhouse, K&G and Moores brands.
(5) Fiscal years 2002 and 2003 have been restated to reflect certain lease accounting adjustments as discussed in Note 13 of Notes to Consolidated Financial Statements. Conforming adjustments have been made to fiscal years 2000 and 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESTATEMENT OF FINANCIAL STATEMENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations as presented herein gives effect to the restatement of our consolidated financial statements for fiscal 2002 and 2003 for certain lease accounting adjustments. See Note 13 of Notes to Consolidated Financial Statements for a description of the adjustments.

GENERAL

The Men's Wearhouse opened its first store in Houston, Texas in August 1973, and we are now one of the largest specialty retailers of men's suits in the United States and Canada. At January 29, 2005, we operated 707 retail apparel stores with 593 stores in the United States and 114 stores in Canada. Our U.S. stores are primarily operated under the brand names of Men's Wearhouse (517 stores) and K&G (76 stores) in 44 states and the District of Columbia. Our Canadian stores are operated under the brand name of Moores Clothing for Men in ten provinces. For 2004, we had revenues of $1.547 billion and net earnings of $71.4 million, compared to revenues of $1.393 billion and net earnings of $49.7 million in 2003 and revenues of $1.295 billion and net earnings of $42.4 million in 2002. The more significant factors impacting these results are addressed in the "Results of Operations" discussion below.

Under the Men's Wearhouse and Moores brands, which contributed approximately 80% of our revenues, we target middle and upper-middle income men by offering quality merchandise at everyday low prices. Because we concentrate on men's "wear-to-work" business attire which is characterized by infrequent and more predictable fashion changes, we believe we are not as exposed to trends typical of more fashion-forward apparel retailers, where significant markdowns and promotional pricing are more common. In addition, because this inventory mix includes "business casual" merchandise, we are able to meet demand for such products resulting from the trend over the past decade toward more relaxed dress codes in the workplace. We also strive to provide a superior level of customer service by training our sales personnel as clothing consultants and offering on-site tailoring services in each of our stores. We believe that the quality, value, selection and service we provide to our Men's Wearhouse and Moores customers have been significant factors in enabling us to consistently gain market share within both the U.S. and Canadian markets for men's tailored apparel. In addition, we have expanded our customer base and leveraged our existing infrastructure by completing the rollout of our tuxedo rental program to nearly all of our Men's Wearhouse stores in early 2002 and to all of our Moores stores during the first quarter of fiscal 2004. As a percentage of total revenues, tuxedo rentals have grown from 2.5% in 2002 to 3.7% in 2003 and 5.0% in 2004. These revenues are expected to continue to increase in 2005 as the program continues to mature.

Under the K&G brand, we target the more price sensitive customer with a value-oriented superstore approach. K&G's merchandising strategy emphasizes broad assortments of men's apparel across all major categories, including tailored clothing, casual sportswear, dress furnishings, footwear and accessories. In addition, 43 of the 76 K&G stores operating at January 29, 2005 offer ladies' career apparel that is also targeted to the more price sensitive customer. Although K&G employees assist customers with merchandise selection, including correct sizing, the stores are designed to allow customers to select and purchase apparel by themselves. Each store also provides on-site tailoring services.

Like most retailers, our business is subject to seasonal fluctuations. In most years, more than 30% of our net sales and more than 40% of our net earnings have been generated during the fourth quarter of each year. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full year.

We opened 16 stores in 2002, 13 stores in 2003 and 20 stores in 2004 under our Men's Wearhouse, K&G and Moores brands. Expansion is generally continued within a market as long as management believes it will provide profitable incremental sales volume. In 2005, we plan to open approximately 15 new Men's Wearhouse stores, six new K&G stores and two new Moores stores and to expand and/or relocate approximately 24 existing Men's Wearhouse stores, six existing K&G stores and eight existing Moores stores. The average cost (excluding telecommunications and point-of-sale equipment and inventory) of opening a new store is expected to be approximately $0.4 million in 2005. Although we believe that our ability to increase the

Management's Discussion and Analysis of Financial Condition and Results of Operations

number of Men's Wearhouse stores in the U.S. above 550 will be limited, we believe that additional growth opportunities exist through improving and diversifying the merchandise mix, relocating stores, expanding our K&G brand and adding complementary products and services.

We have closed 22 stores in the three years ended January 29, 2005. Generally, in determining whether to close a store, we consider the store's historical and projected performance and the continued desirability of the store's location. In determining store contribution, we consider net sales, cost of sales and other direct store costs, but exclude buying costs, corporate overhead, depreciation and amortization, financing costs and advertising. Store performance is continually monitored and, occasionally, as regions and shopping areas change, we may determine that it is in our best interest to close or relocate a store. In 2002, five stores were closed due to substandard performance or lease expiration and two stores were closed when their operations were combined with other existing area stores. In 2003, nine stores were closed due to substandard performance. In 2004, six stores were closed due to substandard performance or lease expiration. We plan to close two stores in 2005.

During 2004, we opened six new casual clothing/sportswear concept stores in order to test an expanded, more fashion-oriented merchandise concept for men and women. In March 2005, it was determined that no further investments would be made into these stores and that the six stores operating at January 29, 2005 will be wound down over the course of fiscal 2005.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements requires the appropriate application of accounting policies in accordance with generally accepted accounting principles. In many instances, this also requires management to make estimates and assumptions about future events that affect the amounts and disclosures included in our financial statements. We base our estimates on historical experience and various assumptions that we believe are reasonable under the circumstances. However, since future events and conditions and their effects cannot be determined with certainty, actual results will differ from our estimates and such differences could be material to our financial statements.

Our accounting policies are described in Note 1 of Notes to Consolidated Financial Statements. We consistently apply these policies and periodically evaluate the reasonableness of our estimates in light of actual events. Historically, we have found our critical accounting policies to be appropriate and our estimates and assumptions reasonable. We believe our critical accounting policies and our most significant estimates are those that relate to inventories and long-lived assets, including goodwill, our estimated liabilities for the self-insured portions of our workers' compensation and employee health benefit costs and our income taxes.

Our inventory is carried at the lower of cost or market. Cost is determined on the average cost method for approximately 78% of our inventory and on the retail inventory method for the remaining 22%. Our inventory cost also includes estimated procurement and distribution costs (warehousing, freight, hangers and merchandising costs) associated with the inventory, with the balance of such costs included in cost of sales. We make assumptions, based primarily on historical experience, as to items in our inventory that may be damaged, obsolete or salable only at marked down prices and reduce the cost of inventory to reflect the market value of these items. If actual damages, obsolescence or market demand is significantly different from our estimates, additional inventory write-downs could be required. In addition, procurement and distribution costs are allocated to inventory based on the ratio of annual product purchases to average inventory cost. If this ratio were to change significantly, it could materially affect the amount of procurement and distribution costs included in cost of sales.

We make judgments about the carrying value of long-lived assets, such as property and equipment and amortizable intangibles, and the recoverability of goodwill whenever events or changes in circumstances indicate that an other-than-temporary impairment in the remaining value of the assets recorded on our balance sheet may exist. We test goodwill for impairment annually in the fourth quarter of each year or more frequently if circumstances dictate. To estimate the fair value of long-lived assets, including goodwill, we make various assumptions about the future prospects for the brand that the asset relates to and typically estimate future cash flows to be generated by these brands. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect

Management's Discussion and Analysis of Financial Condition and Results of Operations

its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. In 2003 and 2004 respectively, we recorded pretax impairment charges of $2.5 million and $2.2 million, respectively, related to certain technology assets.

We self-insure portions of our workers' compensation and employee medical costs. We estimate our liability for future payments under these programs based on historical experience and various assumptions as to participating employees, health care costs, number of claims and other factors, including industry trends and information provided to us by our insurance broker. We also use actuarial estimates with respect to workers' compensation. If the number of claims or the costs associated with those claims were to increase significantly over our estimates, additional charges to earnings could be necessary to cover required payments.

Significant judgment is required in determining the provision for income taxes and the related taxes payable and deferred tax assets and liabilities since, in the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, our tax returns are subject to audit by various domestic and foreign tax authorities that could result in material adjustments or differing interpretations of the tax laws. Although we believe that our estimates are reasonable and are based on the best available information at the time that we prepare the provision, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in our consolidated financial statements.

RESULTS OF OPERATIONS

The following table sets forth the Company's results of operations expressed as a percentage of net sales for the periods indicated:

	Fiscal Year		
	2002	**2003**	**2004**
Net sales	100.0%	100.0%	**100.0%**
Cost of goods sold, including buying, distribution and occupancy costs	64.9	63.1	**61.0**
Gross margin	35.1	36.9	**39.0**
Selling, general and administrative expenses	29.7	31.0	**31.4**
Operating income	5.4	5.9	**7.6**
Interest income	(0.1)	(0.1)	**(0.1)**
Interest expense	0.2	0.3	**0.4**
Earnings before income taxes	5.3	5.7	**7.3**
Provision for income taxes	2.0	2.1	**2.7**
Net earnings	3.3%	3.6%	**4.6%**

Management's Discussion and Analysis of Financial Condition and Results of Operations

2004 COMPARED WITH 2003

The following table presents a breakdown of 2003 and 2004 net sales of the Company from stores open in each of these periods (in millions):

	Net Sales		
Stores	**2003**	**2004**	**Increase/ (Decrease)**
Stores opened in 2004	$ —	**$ 18.3**	$ 18.3
Stores opened in 2003	12.0	**34.9**	22.9
Stores opened before 2003	1,376.7	**1,479.6**	102.9
	1,388.7	**1,532.8**	144.1
Other	4.0	**13.9**	9.9
Total	$ 1,392.7	**$ 1,546.7**	$ 154.0

The Company's net sales increased $154.0 million, or 11.1%, to $1.547 billion for 2004 due mainly to a $117.7 million increase in clothing and alteration sales and an $26.5 million increase in tuxedo rental revenues. Our U.S. comparable store sales (which are calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period) increased 7.3% due mainly to increased store traffic levels at our traditional Men's Wearhouse stores and at our K&G stores where the hours of operation were extended from four days to seven days a week beginning September 1, 2004. We also experienced a strong response from customers during the third quarter of 2004 due to the expansion of our Men's Wearhouse customer loyalty program. At our core Men's Wearhouse brand, a 5.5% increase in unit suit sales helped drive increases in other product categories as well as in alteration sales. In addition, our U.S. tuxedo rental business continued to grow with a 40.9% increase in tuxedo rental revenues. In Canada, comparable store sales increased 7.1% as a result of improved unit suit sales and the rollout of the tuxedo rental business to all Moores stores at the beginning of this fiscal year. Combined U.S and Canadian tuxedo rental revenues increased from 3.7% of total revenues in 2003 to 5.0% of total revenues in 2004.

Gross margin increased $89.6 million, or 17.4%, to $603.0 million in 2004. As a percentage of sales, gross margin increased from 36.9% in 2003 to 39.0% in 2004. This increase in gross margin percentage resulted mainly from continued growth in our tuxedo rental business, which carries a significantly higher incremental gross margin impact than our clothing sales, and from higher cumulative mark-ups that produced higher clothing product margins. The gross margin percentage was also increased as occupancy cost, which is relatively constant on a per store basis and includes store related rent, common area maintenance, utilities, repairs and maintenance, security, property taxes and depreciation, decreased modestly as a percentage of sales from 2003 to 2004. However, on an absolute dollar basis, occupancy costs increased by 6.7% from 2003 to 2004 due mainly to higher rent expense from our increased store count and renewals of existing leases at higher rates and increased depreciation.

Selling, general and administrative ("SG&A") expenses, as a percentage of sales, were 31.4% in 2004 compared to 31.0% in 2003, with SG&A expenditures increasing by $53.3 million or 12.3% to $484.9 million. On an absolute dollar basis, advertising decreased by $2.4 million, store salaries increased by $27.1 million and other SG&A increased by $28.6 million. As a percentage of sales, advertising expense decreased from 4.5% to 3.9%, store salaries increased from 12.3% to 12.8% and other SG&A expenses increased from 14.2% to 14.7%. On an absolute dollar basis, the principal components of SG&A expenses increased primarily due to (i) increased commissions due to higher sales, (ii) increased store salaries, benefits and other costs associated with store personnel additions for tuxedo rental operations, (iii) increased travel and training expenses related to incremental training for new and existing store personnel, (iv) increased legal costs related to various matters being litigated, (v) consulting costs associated with ongoing Sarbanes Oxley Section 404 compliance efforts and (vi) recognition of a $2.2 million pretax impairment charge related to certain technology assets. SG&A expenses were reduced in 2003 by the

Management's Discussion and Analysis of Financial Condition and Results of Operations

recognition of a $4.4 million deferred pretax gain from the sale in March 2002 of certain technology assets to an unrelated company regularly engaged in the development and licensing of software to the retail industry. However, the gain recognized in 2003 was more than offset by $2.9 million in costs related to store closures, $2.5 million in costs related to the write-off of certain technology assets and $3.7 million in litigation costs related to certain California lawsuits.

Interest expense increased from $4.0 million in 2003 to $5.9 million in 2004 while interest income remained at $1.5 million. Weighted average borrowings outstanding increased from $70.0 million in the prior year to $130.9 million in 2004, and the weighted average interest rate on outstanding indebtedness decreased from 4.6% to 3.6%. The increase in the weighted average borrowings was due primarily to the issuance of $130.0 million of 3.125% Notes in a private placement on October 21, 2003. A portion of the proceeds from the Notes was used to repay outstanding indebtedness. The decrease in the weighted average interest rate was due primarily to the lower interest rate on the Notes. See further discussion of the Notes in Note 3 of Notes to Consolidated Financial Statements and "Liquidity and Capital Resources" herein.

Our effective income tax rate was 37.3% for each of the years ended January 29, 2005 and January 31, 2004. The effective tax rate was higher than the statutory U.S. federal rate of 35% primarily due to the effect of state income taxes.

These factors resulted in 2004 net earnings of $71.4 million or 4.6% of net sales, compared with 2003 net earnings of $49.7 million or 3.6% of net sales.

2003 COMPARED WITH 2002

The following table presents a breakdown of 2002 and 2003 net sales of the Company from stores open in each of these periods (in millions):

	Net Sales		
Stores	**2002**	**2003**	**Increase/ (Decrease)**
Stores opened in 2003	$ —	$ 12.0	$ 12.0
Stores opened in 2002	24.6	36.1	11.5
Stores opened before 2002	1,266.9	1,340.6	73.7
	1,291.5	1,388.7	97.2
Other	3.5	4.0	0.5
Total	$ 1,295.0	$ 1,392.7	$ 97.7

The Company's net sales increased $97.7 million, or 7.5%, to $1.393 billion for 2003 due mainly to a $78.8 million increase in clothing and alteration sales and an $18.3 million increase in tuxedo rental revenues. Our U.S. comparable store sales increased 6.1% as improvement was experienced in nearly all product categories. At our core Men's Wearhouse brand, a 14.9% increase in unit suit sales helped drive increases in other product categories as well as in alteration sales. In addition, our tuxedo rental business continued to grow following its rollout to nearly all of the Men's Wearhouse stores in early 2002 with tuxedo rental revenues increasing from 2.5% of total net sales in 2002 to 3.7% in 2003. Store traffic also increased, not only from our tuxedo rental customers, but also from efforts started in 2002 to increase our mix of opening price point product and to increase our penetration into the traditional clothing market. In Canada, comparable store sales for 2003 decreased 5.1% from 2002 due mainly to unusually severe and extended winter weather conditions during the first quarter, a shorter summer sale period during the second quarter and softer demand overall in the Canadian men's apparel market experienced throughout 2003. However, this decrease was more than offset by the foreign currency exchange rate translation effect from the strengthening of the Canadian dollar.

Gross margin increased $59.2 million, or 13.0%, to $513.4 million in 2003. As a percentage of sales, gross margin increased from 35.1% in 2002 to 36.9% in 2003. This increase in gross margin percentage resulted mainly from continued growth in our

Management's Discussion and Analysis of Financial Condition and Results of Operations

tuxedo rental business, which carries a significantly higher incremental gross margin impact than our clothing sales, and from higher cumulative mark-ups that produced higher clothing product margins. The gross margin percentage was also increased as occupancy cost, which is relatively constant on a per store basis and includes store related rent, common area maintenance, utilities, repairs and maintenance, security, property taxes and depreciation, decreased modestly as a percentage of sales from 2002 to 2003. However, on an absolute dollar basis, occupancy costs increased by 5.3% from 2002 to 2003 due mainly to higher rent expense from our increased store count and renewals of existing leases at higher rates and increased depreciation.

Selling, general and administrative ("SG&A") expenses, as a percentage of sales, were 31.0% in 2003 compared to 29.7% in 2002, with SG&A expenditures increasing by $46.7 million or 12.1% to $431.7 million. On an absolute dollar basis, advertising increased by $2.8 million, store salaries increased by $15.3 million and other SG&A increased by $28.6 million. As a percentage of sales, advertising expense decreased from 4.6% to 4.5%, store salaries increased from 12.1% to 12.3% and other SG&A expenses increased from 13.0% to 14.2%. On an absolute dollar basis, the principal components of SG&A expenses increased primarily due to (i) the elimination of media spending reductions imposed in 2002, (ii) increased commissions and bonuses due to higher sales, (iii) increased store and warehouse salaries, benefits and other costs associated with a 47% increase in unit tuxedo rentals, (iv) increased non-store salaries, benefits and other costs related to our expansion strategies and (v) higher insurance costs. SG&A expenses were reduced by the recognition of a $4.4 million deferred pretax gain from the sale, in March 2002, of certain technology assets to an unrelated company regularly engaged in the development and licensing of software to the retail industry (see "Other Matters" herein). However, the gain recognized in 2003 was more than offset by $2.9 million in costs related to store closures, $2.5 million in costs related to the write-off of certain technology assets and $3.7 million in litigation costs related to certain California lawsuits.

Interest expense, net of interest income, increased from $1.3 million in 2002 to $2.5 million in 2003. Weighted average borrowings outstanding increased $30.2 million from the prior year to $70.0 million in 2003, and the weighted average interest rate on outstanding indebtedness decreased from 4.9% to 4.6%. The increase in the weighted average borrowings was due primarily to the issuance of $130.0 million of 3.125% Notes in a private placement on October 21, 2003. A portion of the proceeds from the Notes was used to repay the balance outstanding on our Canadian credit facility. The decrease in the weighted average interest rate was due primarily to the lower interest rate on the Notes. Interest expense was offset by interest income from the investment of excess cash of $1.0 million in 2002 and $1.5 million in 2003. See further discussion of the Notes in Note 3 of Notes to Consolidated Financial Statements and "Liquidity and Capital Resources" herein.

Our effective income tax rate for the year ended January 31, 2004 was 37.3% compared to 37.7% for the prior year. The effective tax rate was higher than the statutory federal rate of 35% primarily due to the effect of state income taxes.

These factors resulted in 2003 net earnings of $49.7 million or 3.6% of net sales, compared with 2002 net earnings of $42.4 million or 3.3% of net sales.

LIQUIDITY AND CAPITAL RESOURCES

In January 2003, we replaced an existing $125.0 million revolving credit facility which was scheduled to mature in February 2004 with a new revolving credit agreement with a group of banks (the "Credit Agreement") that provides for borrowing of up to $100.0 million through February 4, 2006. In July 2004, we amended the Credit Agreement to extend the maturity date to July 7, 2009. The Credit Agreement is secured by substantially all of the stock of the subsidiaries of The Men's Wearhouse, Inc. Advances under the Credit Agreement bear interest at a rate per annum equal to, at our option, the agent's prime rate or the reserve adjusted LIBOR rate plus a varying interest rate margin up to 2.25%. The Credit Agreement also provides for fees applicable to unused commitments ranging from 0.275% to 0.500%. As of January 29, 2005, there were no borrowings outstanding under the Credit Agreement.

The Credit Agreement contains certain restrictive and financial covenants, including the requirement to maintain a minimum level of net worth and certain financial ratios. The Credit Agreement also prohibits payment of cash dividends on our common stock. We were in compliance with the covenants in the Credit Agreement as of January 29, 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On October 21, 2003, we issued $130.0 million of 3.125% Notes in a private placement. A portion of the net proceeds from the Notes was used to repay outstanding indebtedness and to repurchase shares of our common stock under the program authorized by the Board in September 2003 (see below); the balance is reserved for general corporate purposes, which may include additional purchases of our common stock under our share repurchase program. Interest on the Notes is payable semi-annually on April 15 and October 15 of each year, beginning on April 15, 2004. The Notes will mature on October 15, 2023. However, holders may require us to purchase all or part of the Notes, for cash, at a purchase price of 100% of the principal amount per Note plus accrued and unpaid interest on October 15, 2008, October 15, 2013 and October 15, 2018 or upon a designated event. Beginning on October 15, 2008, we will pay additional contingent interest on the Notes if the average trading price of the Notes is above a specified level during a specified period. In addition, we may redeem all or a portion of the Notes on or after October 20, 2008, at 100% of the principal amount of the Notes plus any accrued and unpaid interest, contingent interest and additional amounts, if any. We also have the right to redeem the Notes between October 20, 2006 and October 19, 2008 if the price of our common stock reaches certain levels.

During certain periods, the Notes are convertible by holders into shares of our common stock initially at a conversion rate of 23.3187 shares of common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of $42.88 per share of common stock (subject to adjustment in certain events), under the following circumstances: (1) if the closing sale price of our common stock issuable upon conversion exceeds 120% of the conversion price under specified conditions; (2) if we call the Notes for redemption; or (3) upon the occurrence of specified corporate transactions. Upon conversion of the Notes, in lieu of delivering common stock we may, at our election, deliver cash or a combination of cash and common stock. However, on January 28, 2005, we entered into a supplemental indenture relating to the Notes and irrevocably elected to settle the principal amount at issuance of such Notes in 100% cash when they become convertible and are surrendered by the holders thereof. The Notes are general senior unsecured obligations, ranking on parity in right of payment with all our existing and future unsecured senior indebtedness and our other general unsecured obligations, and senior in right of payment with all our future subordinated indebtedness. The Notes are effectively subordinated to all of our senior secured indebtedness and all indebtedness and liabilities of our subsidiaries.

In December 2003, we acquired the assets and operating leases for 13 retail dry cleaning and laundry facilities and issued a note payable for $1.0 million as partial consideration. The unsecured note payable, with interest at 4%, was paid in full in January 2005.

We utilize letters of credit primarily for inventory purchases. At January 29, 2005, letters of credit totaling approximately $14.5 million were issued and outstanding.

Our primary sources of working capital are cash flow from operations and borrowings under the Credit Agreement. We had working capital of $326.1 million, $357.0 million and $388.2 million at the end of 2002, 2003 and 2004, respectively. Historically, our working capital has been at its lowest level in January and February, and has increased through November as inventory buildup occurs in preparation for the fourth quarter selling season. Working capital at the end of fiscal year 2004 is higher than fiscal year 2002 and 2003 due mainly to our increased inventory levels and cash balances.

Our operating activities provided net cash of $115.0 million in 2002, $119.7 million in 2003 and $130.0 million in 2004 mainly because cash provided by net earnings, as adjusted for non-cash charges, and increases in payables and accrued expenses more than offset cash used for other assets, inventories (2003 and 2004) and decreases in income taxes payable (2002 and 2004). Inventory decreased $17.3 million in 2002. A modest increase in net sales in 2002, combined with our high inventory levels at the end of 2001 and a modification to our inventory mix at our Men's Wearhouse stores to increase our offering of opening price point product, resulted in lower planned inventory purchases through most of 2002. However, our buying patterns normalized in the last quarter of 2002 and resulted in an increase of $19.6 million in accounts payable and accrued expenses for the year. In 2003 and 2004, inventories increased $21.6 million and $13.7 million, respectively, as sales increased and we continued our normal buying patterns. The increase in accounts payable and accrued expenses of $35.5 million and $28.1 million in 2003 and 2004, respectively, was due to the increased inventories as well as higher bonuses earned as a result of increased sales and, in 2003, higher insurance costs. In 2004, the increase in accounts payable and accrued

Management's Discussion and Analysis of Financial Condition and Results of Operations

expenses was also due to the expansion of our Men's Wearhouse customer loyalty program and increased customer purchases of gift cards. Other assets increased in each of the years primarily due to increased investment in tuxedo rental product. Income taxes payable decreased in 2002 mainly due to a lower effective tax rate associated with the mix of federal and state earnings in 2002; the increase in income taxes payable in 2003 resulted from increased earnings and the timing of tax payments, offset in part by a further reduction in the effective tax rate. The decrease in income taxes payable in 2004 was due primarily to increased estimated tax payments made during the year due to increased earnings and the timing of previous tax payments.

Our investing activities used net cash of $43.2 million, $55.8 million and $96.9 million in 2002, 2003 and 2004, respectively, due mainly to capital expenditures of $47.4 million, $49.7 million and $85.4 million in 2002, 2003 and 2004, respectively. Our capital expenditures relate to costs incurred for stores opened, remodeled or relocated during the year or under construction at the end of the year, distribution facility additions and infrastructure technology investments as detailed below. However, during 2002, cash used for capital expenditures was partially offset by $6.8 million of net proceeds received from the sale of certain technology assets to an unrelated company regularly engaged in the development and licensing of software to the retail industry. Approximately $4.4 million of this amount was recognized as a pretax operating gain by the Company in the first quarter of 2003 (see "Other Matters" herein). In 2003 and 2004, our cash used by investing activities also included $4.5 million and $11.0 million, respectively, for net assets acquired for 13 and 11, respectively, retail dry cleaning and laundry facilities operating in the Houston, Texas area.

The following table details our capital expenditures (in millions):

	2002	2003	2004
New store construction	$ 6.2	$ 8.1	**$ 14.3**
Relocation and remodeling of existing stores	25.1	15.8	**18.9**
Information technology	8.4	11.5	**10.7**
Distribution facilities	3.4	12.2	**30.5**
Other	4.3	2.1	**11.0**
Total	$ 47.4	$ 49.7	**$ 85.4**

Property additions relating to new retail apparel stores include stores in various stages of completion at the end of the fiscal year (no stores at the end of 2002, eight stores at the end of 2003 and eight stores at the end of 2004). Our expenditures for the relocation and remodeling of existing retail apparel stores continue to be substantial as we have opened fewer new stores. Capital expenditures in 2004 also include approximately $10.0 million for the centralization of our warehouse and distribution program for K&G in Houston, Texas and approximately $13.0 million related to our Canadian operations for the new tuxedo distribution center in Toronto, Ontario and for the construction of a new warehouse and distribution center in Montreal, Quebec.

We used net cash in financing activities of $26.6 million in 2002 mainly for net payments of long-term debt and purchases of treasury stock. In 2003, net cash used in financing activities was $19.7 million due mainly to proceeds received from the issuance of the Notes in October 2003 and proceeds from the issuance of our common stock for options exercised, offset by purchases of treasury stock and the repayment of outstanding indebtedness. The treasury stock purchases were made under stock repurchase programs authorized by our Board of Directors in January 2000, January 2001, November 2002 and September 2003. Under the first three authorized programs, we repurchased 1,480,000 and 1,057,100 shares of our common stock during 2002 and 2003, respectively, at a cost of $28.1 million and $24.1 million, respectively. The average price per share of our common stock repurchased under these programs was $18.96 and $22.80 during 2002 and 2003, respectively. In September 2003, the Board of Directors authorized a program for the repurchase of up to $100.0 million of Company common stock in the open market or in private transactions. This authorization superceded the approximately $1 million we had remaining under the Board's November 2002 authorization. As of January 31, 2004, we had repurchased under this

Management's Discussion and Analysis of Financial Condition and Results of Operations

program 1,405,400 shares at a cost of $42.4 million in private transactions and 1,713,400 shares at a cost of $42.6 million in open market transactions. Under all authorized programs during fiscal 2003, we repurchased 4,175,900 shares of our common stock at a cost of $109.2 million with an average repurchase price of $26.15 per share. As of January 29, 2005, we had repurchased under the September 2003 program 1,405,400 shares at a cost of $42.4 million in private transactions and 2,036,400 shares at a cost of $51.4 million in open market transactions, for a total of 3,441,800 shares at an average price per share of $27.25.

In 2004, net cash used in financing activities was $1.6 million due mainly to proceeds from the issuance of our common stock for options exercised, offset by purchases of treasury stock. In June 2004, the Board of Directors authorized a program for the repurchase of up to $50.0 million of our common stock in the open market or in private transactions. This authorization superceded the approximately $6.2 million we had remaining under the September 2003 authorization. As of January 29, 2005, a total of 99,400 shares at a cost of $2.5 million were repurchased in open market transactions under this program at an average price per share of $24.99. During fiscal 2004, a total of 422,400 shares at a cost of $11.2 million were repurchased in open market transactions under all authorized stock repurchase programs at an average price per share of $26.48.

In connection with our share repurchase programs, we from time to time issued put option contracts and received premiums for doing so, with the premiums being added to our capital in excess of par and effectively reducing the cost of our share repurchases. Under these contracts, the contract counterparties had the option to require us to purchase a specific number of shares of our common stock at specific strike prices per share on specific dates. During 2002, we issued a put contract for 500,000 shares and received a premium of $0.6 million for issuing this contract. The contract counterparty had the option to exercise this contract at a strike price of $22.76 per share on December 17, 2002, but contract completion was required earlier if the market price of our common stock fell below a trigger price of $12.64 per share. During the third quarter of 2002, the market price of our common stock fell below the trigger price and we settled the contract by repurchasing the 500,000 shares at $22.76 per share or $11.4 million; we recorded the shares purchased as treasury stock. We were not obligated to issue any shares under the put contract nor were we obligated to settle in cash.

Our primary cash requirements are to finance working capital increases as well as to fund capital expenditure requirements which are anticipated to be approximately $60.0 million for 2005. This amount includes the anticipated costs of opening approximately 15 new Men's Wearhouse stores, six new K&G stores and two Moores stores in 2005 at an expected average cost per store of approximately $0.4 million (excluding telecommunications and point-of-sale equipment and inventory). It also includes approximately $7.0 million for continued development of our distribution facilities in Houston for our K&G brand and future business models. The balance of the capital expenditures for 2005 will be used for telecommunications, point-of-sale and other computer equipment and systems, store relocations, remodeling and expansion and investment in complimentary services and concepts. The Company anticipates that each of the 15 new Men's Wearhouse stores, each of the six new K&G stores and each of the two Moores stores will require, on average, an initial inventory costing approximately $0.3 million, $1.4 million and $0.5 million, respectively (subject to the seasonal patterns that affect inventory at all stores), which will be funded by our revolving credit facility, trade credit and cash from operations. The actual amount of future capital expenditures and inventory purchases will depend in part on the number of new stores opened and the terms on which new stores are leased. Additionally, the continuing consolidation of the men's tailored clothing industry may present us with opportunities to acquire retail chains significantly larger than our past acquisitions. Any such acquisitions may be undertaken as an alternative to opening new stores. We may use cash on hand, together with cash flow from operations, borrowings under our revolving credit facility and issuances of equity securities, to take advantage of significant acquisition opportunities.

On August 16, 2004, we purchased a store (land and building, which we had been leasing) in Dallas, Texas for $1.0 million from 8239 Preston Road, Inc., a Texas corporation of which George Zimmer, Chairman of the Board and CEO of the Company, James E. Zimmer, Senior Vice President-Merchandising of the Company, and Richard Goldman, a former officer and director of the Company, each owned 20% of the outstanding common stock, and Laurie Zimmer, sister of George and James E. Zimmer, owned 40% of the outstanding common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On August 20, 2004, we purchased a 1980 Gulfstream III aircraft from Regal Aviation L.L.C. ("Regal Aviation") for $5.0 million. Regal Aviation operates a private air charter service and is a limited liability company of which George Zimmer owns 99%. In addition, on August 20, 2004, we entered into a leasing arrangement with Regal Aviation under which Regal Aviation will operate, manage and market the aircraft as well as provide the appropriate flight personnel and services. The aircraft will be utilized to provide air transportation from time to time for employees of the Company as well as be leased to third parties for charter.

On October 15, 2004, we purchased a warehouse facility located in Houston, Texas (the "Facility") from Zig Zag for $0.7 million. Zig Zag is a Texas joint venture, in which Richard E. Goldman, George Zimmer and James E. Zimmer were the sole and equal joint venturers. Prior to the purchase of the Facility, we leased the Facility from Zig Zag.

Based on the results of recent appraisals and review of the terms of other Regal Aviation leasing arrangements with unrelated third parties, we believe that the terms of the aircraft purchase and leasing agreements and the terms of the store purchase and the Facility purchase are comparable to what would have been available to us from unaffiliated third parties at the time such agreements were entered into.

We anticipate that our existing cash and cash flow from operations, supplemented by borrowings under our various credit agreements, will be sufficient to fund planned store openings, other capital expenditures and operating cash requirements for at least the next 12 months.

As substantially all of our cash is held by three financial institutions, we are exposed to risk of loss in the event of failure of any of these parties. However, due to the creditworthiness of these three financial institutions, we anticipate full performance and access to our deposits and liquid investments.

In connection with our direct sourcing program, we may enter into purchase commitments that are denominated in a foreign currency (primarily the Euro). We generally enter into forward exchange contracts to reduce the risk of currency fluctuations related to such commitments. As these forward exchange contracts are with one financial institution, we are exposed to credit risk in the event of nonperformance by this party. However, due to the creditworthiness of this major financial institution, full performance is anticipated. We may also be exposed to market risk as a result of changes in foreign exchange rates. This market risk should be substantially offset by changes in the valuation of the underlying transactions.

CONTRACTUAL OBLIGATIONS

As of January 29, 2005, the Company is obligated to make cash payments in connection with its long-term debt, noncancelable capital and operating leases and purchase obligations in the amounts listed below. In addition, we utilize letters of credit primarily for inventory purchases. At January 29, 2005, letters of credit totaling approximately $14.5 million were issued and outstanding.

	Payments Due by Period				
(In millions)	Total	<1Year	1-3Years	3-5 Years	> 5 Years
Contractual obligations					
Long-term debt [a]	$ 130.0	$ —	$ —	$ —	$ 130.0
Capital lease obligations [b]	2.4	0.7	0.9	0.4	0.4
Operating lease base rentals [b]	461.0	95.4	155.1	110.0	100.5
Purchase obligations [c]	9.0	9.0	—	—	—
Total contractual obligations	$ 602.4	$ 105.1	$ 156.0	$ 110.4	$ 230.9

(a) Long-term debt includes our $130.0 million of 3.125% convertible senior notes issued in October 2003. Fixed interest due on these notes is $4.1 million annually. These borrowings are further described in Note 1 and Note 3 of Notes to Consolidated Financial Statements. The table assumes our long-term debt is held to maturity.

(b) We lease retail business locations, office and warehouse facilities, copier equipment and automotive equipment under various noncancelable capital and operating leases. Leases on retail business locations specify minimum base rentals plus common area maintenance charges and possible additional rentals based upon percentages of sales. Most of the retail business location leases provide for renewal options at rates specified in the leases. Our future lease obligations would change if we exercised these renewal options and if we entered into additional lease agreements. See Note 10 of Notes to Consolidated Financial Statements for more information.

(c) Included in purchase obligations are our forward exchange contracts. At January 29, 2005, we had 24 contracts maturing in varying increments to purchase an aggregate notional amount of $9.0 million in foreign currency, maturing at various dates through December 2005. See Note 8 of Notes to Consolidated Financial Statements for more information.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OFF-BALANCE SHEET ARRANGEMENTS

Other than the noncancelable operating leases, forward exchange contracts and letters of credit discussed above, the Company does not have any off-balance sheet arrangements that are material to its financial position or results of operations.

OTHER MATTERS

In January 2000, we formed Chelsea Market Systems, L.L.C. ("Chelsea"), a joint venture company, for the purpose of developing a new point-of-sale software system for the Company and after successful implementation, exploring the possibility of marketing the system to third parties. Under the terms of the agreement forming Chelsea, we owned 50% of Chelsea and Harry M. Levy, a former director and officer, owned 50% with the understanding that Mr. Levy could assign, either directly or indirectly, some of his interest in Chelsea to other persons involved in the project. The point-of-sale system was developed and successfully deployed by the Company during 2000 and 2001. From January 2000 though March 2002, we funded and recognized as expense all of the operating costs of Chelsea, which aggregated $4.5 million. On March 31, 2002, Chelsea sold substantially all of its assets, primarily certain technology assets, to an unrelated company regularly engaged in the development and licensing of software to the retail industry. As a result of the sale by Chelsea, the Company received a net amount of $6.8 million. Approximately $4.4 million of this amount was recognized as a pretax operating gain by the Company in the first quarter of 2003. However, the gain recognized was more than offset by $2.9 million in costs related to store closures, $2.5 million in costs related to the write-off of certain technology assets and $3.7 million in litigation costs related to certain California lawsuits.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs – an Amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement establishes the fair value method for measurement and requires all entities to apply this fair value method in accounting for share-based payment transactions. The amount of compensation cost will be measured based on the grant-date fair value of the instrument issued and will be recognized over the vesting period. SFAS No. 123R replaces SFAS 123 and supersedes APB No. 25. The provisions of SFAS No. 123R are effective for the first fiscal year beginning after June 15, 2005, for all awards granted or modified after that date and for those awards granted prior to that date that have not vested.

SFAS No. 123R requires companies to assess the most appropriate model to calculate the value of the options. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting for the tax benefit on employee stock options and for stock issued under our employee stock purchase plan. In addition to the appropriate fair value model to be used for valuing share-based payments, we will also be required to determine the transition method to be used at date of adoption. The allowed transition methods include modified prospective and modified retroactive adoption options. Under the modified retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The modified prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the modified retroactive method would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We plan to adopt SFAS No. 123R at the beginning of fiscal 2006 using the modified prospective method.

Upon adoption, SFAS No. 123R will have a significant impact on our consolidated financial statements as we will be required to expense the fair value of our stock option grants and stock purchases under our employee stock purchase plan rather than disclose the impact on our consolidated net earnings and net earnings per share within our footnotes, as is our current practice in accordance with SFAS No. 123. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net earnings and pro forma net earnings per share in Note 1 to our consolidated financial statements.

INFLATION

The impact of inflation on the Company has been minimal.

FORWARD-LOOKING STATEMENTS

Certain statements made herein and in other public filings and releases by the Company contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involves risk and uncertainty. These forward-looking statements may include, but are not limited to, future capital expenditures, acquisitions (including the amount and nature thereof), future sales, earnings, margins, costs, number and costs of store openings, demand for clothing, market trends in the retail clothing business, currency fluctuations, inflation and various economic and business trends. Forward-looking statements may be made by management orally or in writing, including, but not limited to, this Management's Discussion and Analysis of Financial Condition and Results of Operations section and other sections of our filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the Securities Act of 1933.

Actual results and trends in the future may differ materially depending on a variety of factors including, but not limited to, domestic and international economic activity and inflation, our successful execution of internal operating plans and new store and new market expansion plans, performance issues with key suppliers, severe weather, foreign currency fluctuations, government export and import policies and legal proceedings. Future results will also be dependent upon our ability to continue to identify and complete successful expansions and penetrations into existing and new markets and our ability to integrate such expansions with our existing operations.

Expansion into more fashion-oriented merchandise categories or into complementary products and services may present greater risks. We are continuously assessing opportunities to expand complementary products and services related to our traditional business, such as corporate apparel sales and retail dry cleaning establishments. We may expend both capital and personnel resources on such business opportunities which may or may not be successful.

Our business is particularly sensitive to economic conditions and consumer confidence. Consumer confidence is often adversely impacted by many factors including local, regional or national economic conditions, continued threats of terrorism, acts of war and other uncertainties. We believe that a decrease in consumer spending will affect us more than other retailers because men's discretionary spending for items like tailored apparel tends to slow faster than other retail purchases.

According to industry sources, sales in the men's tailored clothing market generally have declined over the past several years and increased only modestly in 2004. We believe that this trend is attributable primarily to: (1) men allocating less of their income to tailored clothing and (2) certain employers relaxing their dress codes. We believe that this trend in sales has contributed, and will continue to contribute, to a consolidation among retailers of men's tailored clothing. Although we have been able to increase our share of the men's tailored clothing market, we may not be able to continue to expand our sales volume or maintain our profitability within our segment of the retailing industry.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to exposure from fluctuations in U.S. dollar/Euro exchange rates. As further described in Note 8 of Notes to Consolidated Financial Statements and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources", we utilize foreign currency forward exchange contracts to limit exposure to changes in currency exchange rates. At January 29, 2005, we had 24 contracts maturing in varying increments to purchase an aggregate notional amount of $9.0 million in foreign currency, maturing at various dates through December 2005. At January 31, 2004, we had 23 contracts maturing in varying increments to purchase an aggregate notional amount of $15.4 million in foreign currency, maturing at various dates through January 2005. Unrealized pretax losses on these forward contracts totaled approximately $1.0 million at January 31, 2004. Unrealized pretax gains on these forward contracts totaled approximately $0.6 million at January 29, 2005. A hypothetical 10% change in applicable January 29, 2005 forward rates would increase or decrease this pretax gain by approximately $0.9 million related to these positions. However, it should be noted that any change in the value of these contracts, whether real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged item.

Moores conducts its business in Canadian dollars. The exchange rate between Canadian dollars and U.S. dollars has fluctuated over the last ten years. If the value of the Canadian dollar against the U.S. dollar weakens, then the revenues and earnings of our Canadian operations will be reduced when they are translated to U.S. dollars. Also, the value of our Canadian net assets in U.S. dollars may decline.

Management Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on such assessment, management concluded that, as of January 29, 2005, our internal control over financial reporting is effective based on those criteria.

In reaching its conclusion that the internal control over financial reporting was effective as of January 29, 2005, management carefully considered the facts and circumstances surrounding the restatement of the Company's previously issued financial statements.

A control deficiency in monitoring compliance with generally accepted accounting principles in the area of accounting for operating leases with scheduled rent increases, the related period of amortization of leasehold improvements and the classification of leasehold incentives received was detected during our assessment process that resulted in cumulative, non-cash adjustments that would have been material to the financial performance of fiscal 2004. As a result, management decided to restate previously issued financial statements (as more fully described in Note 13 to the consolidated financial statements) for the effect of the correction on the prior period results.

The impact of this correction on the periods subject to restatement was immaterial. Substantially all of the adjustment related to periods prior to fiscal 2002, and the correcting cumulative adjustment was also immaterial to shareholders' equity as of February 2, 2002. As a result, management concluded that this control deficiency was not a material weakness.

Management's assessment of the effectiveness of our internal control over financial reporting as of January 29, 2005 has been audited by Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this report, as stated in their report which appears on page 17 of this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Men's Wearhouse, Inc.
Houston, Texas

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting", that The Men's Wearhouse, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of January 29, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 29, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2005, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended January 29, 2005 of the Company and our report dated April 25, 2005 expressed an unqualified opinion on those financial statements and financial statement schedules and included an explanatory paragraph regarding the restatement of fiscal 2003 and 2002 consolidated financial statements.

Deloitte & Touche LLP

Houston, Texas
April 25, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Men's Wearhouse, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of The Men's Wearhouse, Inc. and subsidiaries (the "Company") as of January 29, 2005 and January 31, 2004, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended January 29, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Men's Wearhouse, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 29, 2005, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in Note 13, the accompanying fiscal 2003 and 2002 consolidated financial statements have been restated.

Deloitte & Touche LLP

Houston, Texas
April 25, 2005

Consolidated Balance Sheets

(In thousands, except shares)

ASSETS	January 31, 2004 (as restated-note 13)	January 29, 2005
CURRENT ASSETS:		
Cash and cash equivalents	$ 132,146	**$ 165,008**
Accounts receivable, net	17,919	**20,844**
Inventories	388,956	**406,225**
Other current assets	31,028	**34,920**
Total current assets	570,049	**626,997**
PROPERTY AND EQUIPMENT, AT COST:		
Land	6,205	**8,878**
Buildings	29,739	**50,511**
Leasehold improvements	196,490	**219,250**
Furniture, fixtures and equipment	241,742	**275,822**
	474,176	**554,461**
Less accumulated depreciation and amortization	(250,353)	**(294,393)**
Net property and equipment	223,823	**260,068**
GOODWILL	43,867	**55,824**
OTHER ASSETS, net	40,388	**50,433**
TOTAL	$ 878,127	**$ 993,322**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 115,828	**$ 132,212**
Accrued expenses	71,132	**82,923**
Income taxes payable	26,044	**23,633**
Total current liabilities	213,004	**238,768**
LONG-TERM DEBT	131,000	**130,000**
DEFERRED TAXES AND OTHER LIABILITIES	46,331	**55,706**
Total liabilities	390,335	**424,474**
COMMITMENTS AND CONTINGENCIES (Note 3 and Note 10)		
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value, 2,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value, 100,000,000 shares authorized, 43,054,815 and 43,593,587 shares issued	431	**436**
Capital in excess of par	205,636	**218,327**
Retained earnings	442,074	**513,430**
Accumulated other comprehensive income	10,357	**17,477**
Total	658,498	**749,670**
Treasury stock, 6,979,423 and 7,358,079 shares at cost	(170,706)	**(180,822)**
Total shareholders' equity	487,792	**568,848**
TOTAL	$ 878,127	**$ 993,322**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Earnings

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

(In thousands, except per share amounts)

	Fiscal Year		
	2002	2003	2004
	(as restated-note 13)	(as restated-note 13)	
Net sales	$ 1,295,049	$ 1,392,680	**$ 1,546,679**
Cost of goods sold, including buying, distribution and occupancy costs	840,810	879,234	**943,675**
Gross margin	454,239	513,446	**603,004**
Selling, general and administrative expenses	384,939	431,663	**484,916**
Operating income	69,300	81,783	**118,088**
Interest income	(981)	(1,495)	**(1,526)**
Interest expense	2,242	4,006	**5,899**
Earnings before income taxes	68,039	79,272	**113,715**
Provision for income taxes	25,684	29,538	**42,359**
Net earnings	$ 42,355	$ 49,734	**$ 71,356**
Net earnings per share:			
Basic	$ 1.04	$ 1.28	**$ 1.98**
Diluted	$ 1.04	1.27	**$ 1.94**
Weighted average common shares outstanding:			
Basic	40,590	38,789	**36,029**
Diluted	40,877	39,295	**36,813**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

(In thousands, except shares)

	Common Stock	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
BALANCE — February 2, 2002 (as previously reported)	$ 424	$ 191,888	$ 355,128	$ (3,198)	$ (34,359)	$ 509,883
Cumulative effect on prior years of restatement (note 13)	—	—	(5,143)	69	—	(5,074)
BALANCE — February 2, 2002 (as restated-note 13)	424	191,888	349,985	(3,129)	(34,359)	504,809
Comprehensive income:						
Net earnings (as restated-note 13)	—	—	42,355	—	—	42,355
Translation adjustment (as restated-note 13)	—	—	—	2,397	—	2,397
Change in derivative fair value	—	—	—	822	—	822
Total comprehensive income (as restated-note 13)						45,574
Common stock issued to stock discount plan – 51,359 shares	1	761	—	—	—	762
Common stock issued upon exercise of stock options – 165,105 shares	1	2,272	—	—	—	2,273
Tax benefit recognized upon exercise of stock options	—	624	—	—	—	624
Proceeds from sale of put option contracts	—	601	—	—	—	601
Treasury stock purchased – 1,480,000 shares	—	—	—	—	(28,058)	(28,058)
BALANCE — February 1, 2003 (as restated-note 13)	426	196,146	392,340	90	(62,417)	526,585
Comprehensive income:						
Net earnings (as restated-note 13)	—	—	49,734	—	—	49,734
Translation adjustment (as restated-note 13)	—	—	—	9,708	—	9,708
Change in derivative fair value	—	—	—	559	—	559
Total comprehensive income (as restated-note 13)						60,001
Common stock issued to stock discount plan – 48,195 shares	1	742	—	—	—	743
Common stock issued upon exercise of stock options – 421,441 shares	4	7,573	—	—	—	7,577
Tax benefit recognized upon exercise of stock options	—	1,572	—	—	—	1,572
Treasury stock issued to profit sharing plan – 41,841 shares	—	(397)	—	—	897	500
Treasury stock purchased – 4,175,900 shares	—	—	—	—	(109,186)	(109,186)
BALANCE — January 31, 2004 (as restated-note 13)	**431**	**205,636**	**442,074**	**10,357**	**(170,706)**	**487,792**
Comprehensive income:						
Net earnings	**—**	**—**	**71,356**	**—**	**—**	**71,356**
Translation adjustment	**—**	**—**	**—**	**7,371**	**—**	**7,371**
Change in derivative fair value	**—**	**—**	**—**	**(251)**	**—**	**(251)**
Total comprehensive income						**78,476**
Common stock issued to stock discount plan – 49,211 shares	**—**	**1,120**	**—**	**—**	**—**	**1,120**
Common stock issued upon exercise of stock options – 489,561 shares	**5**	**9,751**	**—**	**—**	**—**	**9,756**
Tax benefit recognized upon exercise of stock options	**—**	**1,768**	**—**	**—**	**—**	**1,768**
Amortization of deferred compensation	**—**	**122**	**—**	**—**	**—**	**122**
Treasury stock issued to profit sharing plan – 43,744 shares	**—**	**(70)**	**—**	**—**	**1,070**	**1,000**
Treasury stock purchased – 422,400 shares	**—**	**—**	**—**	**—**	**(11,186)**	**(11,186)**
BALANCE — January 29, 2005	**$ 436**	**$ 218,327**	**$ 513,430**	**$ 17,477**	**$ (180,822)**	**$ 568,848**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

(In thousands)

	Fiscal Year		
	2002 (as restated-note 13)	2003 (as restated-note 13)	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 42,355	$ 49,734	**$ 71,356**
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	46,885	50,993	**53,319**
Deferred compensation and rent expense	(1,939)	(1,670)	**(1,373)**
Gain on sale of assets	—	(4,381)	**—**
Loss on impairment of assets	—	2,515	**2,169**
Deferred tax provision	7,468	342	**5,222**
(Increase) decrease in accounts receivable	(3,596)	2,809	**(2,579)**
(Increase) decrease in inventories	17,338	(21,624)	**(13,709)**
Increase in other assets	(9,998)	(8,570)	**(12,419)**
Increase in accounts payable and accrued expenses	19,613	35,491	**28,060**
Increase (decrease) in income taxes payable	(4,951)	14,076	**(903)**
Increase in other liabilities	1,809	15	**836**
Net cash provided by operating activities	114,984	119,730	**129,979**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(47,380)	(49,663)	**(85,392)**
Net proceeds from sale of assets	6,812	—	**—**
Net assets acquired	—	(4,500)	**(11,000)**
Investment in trademarks, tradenames and other assets	(2,619)	(1,644)	**(556)**
Net cash used in investing activities	(43,187)	(55,807)	**(96,948)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	3,035	8,320	**10,876**
Proceeds from issuance of debt	—	130,000	**—**
Bank borrowings	39,624	—	**—**
Principal payments on debt	(40,743)	(44,931)	**(1,000)**
Deferred financing costs	(1,075)	(3,916)	**(276)**
Proceeds from sale of put option contracts	601	—	**—**
Purchase of treasury stock	(28,058)	(109,186)	**(11,186)**
Net cash used in financing activities	(26,616)	(19,713)	**(1,586)**
Effect of exchange rate changes	1,099	3,012	**1,417**
INCREASE IN CASH AND CASH EQUIVALENTS	46,280	47,222	**32,862**
Balance at beginning of period	38,644	84,924	**132,146**
Balance at end of period	$ 84,924	$ 132,146	**$ 165,008**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 1,945	$ 2,091	**$ 4,671**
Income taxes	$ 25,582	$ 15,863	**$ 38,820**
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Additional capital in excess of par resulting from tax benefit recognized upon exercise of stock options	$ 624	$ 1,572	**$ 1,768**
Treasury stock contributed to employee stock plan	$ —	$ 500	**$ 1,000**
Note payable issued as partial consideration for assets acquired	$ —	$ 1,000	**$ —**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

NOTE 1 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS — The Men's Wearhouse, Inc. and its subsidiaries (the "Company") is a specialty retailer of menswear. We operate throughout the United States primarily under the brand names of Men's Wearhouse and K&G and under the brand name of Moores in Canada. We follow the standard fiscal year of the retail industry, which is a 52-week or 53-week period ending on the Saturday closest to January 31. Fiscal year 2002 ended on February 1, 2003, fiscal year 2003 ended on January 31, 2004 and fiscal year 2004 ended on January 29, 2005. Fiscal years 2002, 2003 and 2004 included 52 weeks.

PRINCIPLES OF CONSOLIDATION — The consolidated financial statements include the accounts of The Men's Wearhouse, Inc. and its wholly owned or controlled subsidiaries. Intercompany accounts and transactions have been eliminated in the consolidated financial statements.

USE OF ESTIMATES — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates and assumptions are those relating to inventories and long-lived assets, including goodwill, our estimated liabilities for self-insured portions of our workers' compensation and employee health benefit costs and our estimates relating to income taxes.

CASH AND CASH EQUIVALENTS — Cash and cash equivalents includes all cash in banks, cash on hand and all highly liquid investments with an original maturity of three months or less. As substantially all of our cash is held by three financial institutions, we are exposed to risk of loss in the event of failure of any of these parties. However, due to the creditworthiness of these three financial institutions, we anticipate full performance and access to our deposits and liquid investments.

ACCOUNTS RECEIVABLE —Accounts receivable consists of our receivables from third-party credit card providers and other receivables, net of an allowance for uncollectible accounts of $0.4 million at fiscal year end 2003 and 2004. Collectibility is reviewed regularly and the allowance is adjusted as necessary.

INVENTORIES — Inventories are valued at the lower of cost or market, with cost determined on the average cost method and the retail cost method. Inventory cost includes procurement and distribution costs (warehousing, freight, hangers and merchandising costs) associated with ending inventory.

PROPERTY AND EQUIPMENT — Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related allowances for depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Buildings are depreciated using the straight-line method over their estimated useful lives of 20 to 25 years. Depreciation of leasehold improvements is computed on the straight-line method over the term of the lease, which is generally five to ten years based on the initial lease term plus first renewal option periods that are reasonably assured, or the useful life of the assets, whichever is shorter. Furniture, fixtures and equipment are depreciated using primarily the straight-line method over their estimated useful lives of three to ten years.

GOODWILL AND OTHER ASSETS — Intangible assets are initially recorded at their fair values. Identifiable intangible assets with finite useful lives are amortized to expense over the estimated useful life of the asset. Trademarks, tradenames and other

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

intangibles are amortized over estimated useful lives of 3 to 17 years using the straight-line method. Identifiable intangible assets with an indefinite useful life, including goodwill, are evaluated annually in the fourth quarter or more frequently if circumstances dictate, for impairment by comparison of their carrying amounts with the fair value of the individual assets. No impairment was identified in fiscal 2002, 2003 or 2004.

IMPAIRMENT OF LONG-LIVED ASSETS — We evaluate the carrying value of long-lived assets, such as property and equipment and amortizable intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined, based on estimated undiscounted future cash flows, that an impairment has occurred, a loss is recognized currently for the impairment.

FAIR VALUE OF FINANCIAL INSTRUMENTS — As of January 31, 2004 and January 29, 2005, management estimates that the fair value of cash and cash equivalents, receivables, accounts payable and accrued expenses are carried at amounts that reasonably approximate their fair value. See Note 3 for the fair values of our long-term debt.

REVENUE RECOGNITION — Revenue is recognized at the time of sale and delivery of merchandise, net of actual sales returns and a provision for estimated sales returns, and excludes sales taxes. Revenues from alteration and other services are recognized upon completion of the services. Proceeds from the sale of gift cards are recorded as a liability and are recognized as revenues when the cards are redeemed.

LOYALTY PROGRAM — We maintain a customer loyalty program in our Men's Wearhouse and Moores stores in which customers receive points for purchases. Points are equivalent to dollars spent on a one-to-one basis, excluding any sales tax dollars. Upon reaching 500 points, customers are issued a $50 rewards certificate which they may redeem for purchases at our Men's Wearhouse or Moores stores. Generally, reward certificates earned must be redeemed no later than six months from the date of issuance. We accrue the estimated costs of the anticipated certificate redemptions when the certificates are issued and charge such costs to cost of goods sold. Redeemed certificates are recorded as markdowns when redeemed and no revenue is recognized for the redeemed certificate amounts. The estimate of costs associated with the loyalty program requires us to make assumptions related to the cost of product or services to be provided to customers when the certificates are redeemed as well as redemption rates.

VENDOR ALLOWANCES — In November 2002, the Emerging Issues Task Force ("EITF") issued Issue 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor." This EITF addresses the accounting treatment for cash vendor allowances received. The adoption of EITF Issue 02-16 in 2003 did not have a material impact on the Company's financial position, results of operations or cash flows. Vendor allowances are recognized as a reduction of the costs of the merchandise purchased.

SHIPPING AND HANDLING COSTS — All shipping and handling costs for product sold are recognized as cost of goods sold.

OPERATING LEASES — Operating leases relate primarily to stores and generally contain rent escalation clauses, rent holidays, contingent rent provisions and occasionally leasehold incentives. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally five to ten years based on the initial lease term plus first renewal option periods that are reasonably assured. Rent expense for stores is included in cost of sales as a part of occupancy cost and other rent is included in selling, general and administrative expenses. The lease terms commence when we take possession with the right to control use of the leased premises and, for stores, is generally 60 days prior to the date rent payments begin. We capitalize rent amounts allocated to the construction period for leased properties as leasehold improvements. Deferred rent that results from recognition of rent on a straight-line basis is included in other liabilities.

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Landlord incentives received for reimbursement of leasehold improvements are recorded as deferred rent and amortized as a reduction to rent expense over the term of the lease. Contingent rentals are generally based on percentages of sales and are recognized as store rent expense as they accrue.

ADVERTISING — Advertising costs are expensed as incurred or, in the case of media production costs, when the commercial first airs. Advertising expenses were $60.1 million, $62.9 million and $60.5 million in fiscal 2002, 2003 and 2004, respectively.

NEW STORE COSTS — Promotion and other costs associated with the opening of new stores are expensed as incurred.

STORE CLOSURES AND RELOCATIONS — On November 3, 2002, we adopted Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). This statement requires, among other things, that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity and also establishes fair value as the objective for initial measurement of the liability. As of the fourth quarter of 2002, when we close or relocate a store, the present value of estimated unrecoverable cost, which is substantially made up of the remaining net lease obligation, is charged to expense. Prior to the fourth quarter of 2002, these costs were expensed upon management's commitment to closing or relocating a store, which was generally before the actual liability was incurred. The adoption of this statement did not have a material impact on our financial position, results of operations or cash flows.

STOCK BASED COMPENSATION — As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), we account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). We have adopted the disclosure-only provisions of SFAS No. 123 and continue to apply APB No. 25 and related interpretations in accounting for the stock option plans and the employee stock purchase plan.

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure" ("SFAS No. 148"). This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosures required by SFAS No. 148 are included below.

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Had we elected to apply the accounting standards of SFAS No. 123, as amended by SFAS No. 148, our net earnings and net earnings per share would have been approximately the pro forma amounts indicated below (in thousands, except per share data):

	Fiscal Year		
	2002	**2003**	**2004**
Net earnings, as reported	$ 42,355	$ 49,734	**$ 71,356**
Add: Stock-based compensation, net of tax included in reported net earnings	—	—	**77**
Deduct: Stock-based compensation, net of tax determined under fair-value based method	(2,977)	(2,460)	**(3,017)**
Pro forma net earnings	$ 39,378	$ 47,274	**$ 68,416**
Net earnings per share:			
As reported:			
Basic	$ 1.04	$ 1.28	**$ 1.98**
Diluted	$ 1.04	$ 1.27	**$ 1.94**
Pro forma:			
Basic	$ 0.97	$ 1.22	**$ 1.90**
Diluted	$ 0.96	$ 1.20	**$ 1.86**

For purposes of computing pro forma net earnings, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which resulted in a weighted-average fair value of $11.70, $9.99 and $15.82 for grants made during fiscal 2002, 2003 and 2004, respectively. The following weighted average assumptions were used for option grants for each respective period:

	Fiscal Year		
	2002	**2003**	**2004**
Risk-free interest rates	4.29%	3.14%	**3.55%**
Expected lives	6 years	6 years	**6 years**
Dividend yield	0%	0%	**0%**
Expected volatility	54.14%	54.75%	**50.93%**

The effects of applying SFAS No. 123 in this pro forma disclosure may not be indicative of pro forma future amounts. See Note 6 for additional disclosures regarding stock-based compensation.

Refer to "Recently Issued Accounting Pronouncements" below for a discussion of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R").

DERIVATIVE FINANCIAL INSTRUMENTS — We enter into foreign currency forward exchange contracts to hedge against foreign exchange risks associated with certain firmly committed, and certain other probable, but not firmly committed, inventory purchase transactions that are denominated in a foreign currency (primarily the Euro). Gains and losses associated with these contracts are accounted for as part of the underlying inventory purchase transactions. These contracts have been accounted for in accordance with Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended. The disclosures required by SFAS No. 133 are included in Note 8.

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

In connection with our share repurchase programs, as described in Note 6, we from time to time issued put option contracts and received premiums for doing so, with the premiums being added to our capital in excess of par. Under these contracts, the contract counterparties had the option to require us to purchase a specific number of shares of our common stock at specific strike prices per share on specific dates. See Note 6 for additional disclosures regarding our put option contracts.

FOREIGN CURRENCY TRANSLATION — Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect at each balance sheet date. Shareholders' equity is translated at applicable historical exchange rates. Income, expense and cash flow items are translated at average exchange rates during the year. Resulting translation adjustments are reported as a separate component of shareholders' equity.

COMPREHENSIVE INCOME — Comprehensive income includes all changes in equity during the period presented that result from transactions and other economic events other than transactions with shareholders.

SEGMENT INFORMATION — We consider our business as one operating segment based on the similar economic characteristics of our three brands. Revenues of Canadian retail operations were $141.9 million, $154.7 million and $174.9 million for fiscal 2002, 2003 and 2004, respectively. Long-lived assets of our Canadian operations were $44.3 million and $63.1 million as of the end of fiscal 2003 and 2004, respectively.

ACCOUNTING FOR THE EFFECT OF CONTINGENTLY CONVERTIBLE DEBT ON DILUTED EARNINGS PER SHARE — In September 2004, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-8"), and the FASB ratified the consensus in October 2004. The EITF's consensus states that shares of common stock contingently issuable pursuant to contingent convertible debt instruments should be included in diluted earnings per share computations, if dilutive, regardless of whether the contingent feature has been met. EITF 04-8 is effective for fiscal years ending after December 15, 2004 and must be applied retroactively. Our $130.0 million 3.125% Convertible Senior Notes due 2023 ("Notes") are contingently convertible into shares of common stock initially at a conversion rate of 23.3187 shares of common stock per $1,000 principal amount of Notes and may, at our option, be settled in cash or a combination of cash and common stock. However, on January 28, 2005, we entered into a supplemental indenture relating to the Notes and irrevocably elected to settle the principal amount at issuance of such Notes in 100% cash when they become convertible and are surrendered by the holders thereof. Due to this election, the adoption of EITF 04-8 did not have a material impact on our financial position, results of operations or cash flows. See Note 3 for further information regarding the Notes.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS — In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs - an Amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement establishes the fair value method for measurement and requires all entities to apply this fair value method in accounting for share-based payment transactions. The amount of compensation cost will be measured based on the grant-date fair value of the instrument issued and will be recognized over the vesting period. SFAS No. 123R replaces SFAS 123 and supersedes APB No. 25. The provisions of SFAS No. 123R are effective for the first

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

fiscal year beginning after June 15, 2005 for all awards granted or modified after that date and for those awards granted prior to that date that have not vested.

SFAS No. 123R requires companies to assess the most appropriate model to calculate the value of the options. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting for the tax benefit on employee stock options and for stock issued under our employee stock purchase plan. In addition to the appropriate fair value model to be used for valuing share-based payments, we will also be required to determine the transition method to be used at date of adoption. The allowed transition methods include modified prospective and modified retroactive adoption options. Under the modified retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The modified prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the modified retroactive method would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We plan to adopt SFAS No. 123R at the beginning of fiscal 2006 using the modified prospective method.

Upon adoption, SFAS No. 123R will have a significant impact on our consolidated financial statements as we will be required to expense the fair value of our stock option grants and stock purchases under our employee stock purchase plan rather than disclose the impact on our consolidated net earnings and net earnings per share within our footnotes, as is our current practice in accordance with SFAS No. 123. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net earnings and pro forma net earnings per share elsewhere in this Note 1.

NOTE 2 | EARNINGS PER SHARE

Basic EPS is computed using the weighted average number of common shares outstanding during the period and net earnings. Diluted EPS gives effect to the potential dilution which would have occurred if additional shares were issued for stock options exercised under the treasury stock method, as well as the potential dilution that could occur if our contingent convertible debt or other contracts to issue common stock were converted or exercised. No dilution from the contingent convertible debt or other contracts has occurred.

The following table reconciles the earnings and shares used in the basic and diluted EPS computations (in thousands, except per share amounts):

	Fiscal Year		
	2002	2003	2004
Net earnings	$ 42,355	$ 49,734	**$ 71,356**
Weighted average number of common shares outstanding	40,590	38,789	**36,029**
Basic earnings per share	$ 1.04	$ 1.28	$ **1.98**
Weighted average number of common shares outstanding	40,590	38,789	**36,029**
Assumed exercise of stock options	287	506	**784**
As adjusted	40,877	39,295	**36,813**
Diluted earnings per share	$ 1.04	$ 1.27	**$ 1.94**

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

NOTE 3 | LONG-TERM DEBT

In January 2003, we replaced an existing $125.0 million revolving credit facility which was scheduled to mature in February 2004 with a new revolving credit agreement with a group of banks (the "Credit Agreement") that provides for borrowing of up to $100.0 million through February 4, 2006. In July 2004, we amended the Credit Agreement to extend the maturity date to July 7, 2009. The Credit Agreement is secured by substantially all of the stock of the subsidiaries of The Men's Wearhouse, Inc. Advances under the Credit Agreement bear interest at a rate per annum equal to, at our option, the agent's prime rate or the reserve adjusted LIBOR rate plus a varying interest rate margin up to 2.25%. The Credit Agreement also provides for fees applicable to unused commitments ranging from 0.275% to 0.500%. As of January 29, 2005, there were no borrowings outstanding under the Credit Agreement.

The Credit Agreement contains certain restrictive and financial covenants, including the requirement to maintain a minimum level of net worth and certain financial ratios. The Credit Agreement also prohibits payment of cash dividends on our common stock. We were in compliance with the covenants in the Credit Agreement as of January 29, 2005.

On October 21, 2003, we issued $130.0 million of 3.125% Notes in a private placement. A portion of the net proceeds from the Notes was used to repay outstanding indebtedness and to repurchase shares of our common stock under the program authorized by the Board in September 2003 (see below); the balance is reserved for general corporate purposes, which may include additional purchases of our common stock under our share repurchase program. Interest on the Notes is payable semi-annually on April 15 and October 15 of each year, beginning on April 15, 2004. The Notes will mature on October 15, 2023. However, holders may require us to purchase all or part of the Notes, for cash, at a purchase price of 100% of the principal amount per Note plus accrued and unpaid interest on October 15, 2008, October 15, 2013 and October 15, 2018 or upon a designated event. Beginning on October 15, 2008, we will pay additional contingent interest on the Notes if the average trading price of the Notes is above a specified level during a specified period. In addition, we may redeem all or a portion of the Notes on or after October 20, 2008, at 100% of the principal amount of the Notes plus any accrued and unpaid interest, contingent interest and additional amounts, if any. We also have the right to redeem the Notes between October 20, 2006 and October 19, 2008 if the price of our common stock reaches certain levels.

During certain periods, the Notes are convertible by holders into shares of our common stock initially at a conversion rate of 23.3187 shares of common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of $42.88 per share of common stock (subject to adjustment in certain events), under the following circumstances: (1) if the closing sale price of our common stock issuable upon conversion exceeds 120% of the conversion price under specified conditions; (2) if we call the Notes for redemption; or (3) upon the occurrence of specified corporate transactions. Upon conversion of the Notes, in lieu of delivering common stock we may, at our election, deliver cash or a combination of cash and common stock. However, on January 28, 2005, we entered into a supplemental indenture relating to the Notes and irrevocably elected to settle the principal amount at issuance of such Notes in 100% cash when they become convertible and are surrendered by the holders thereof. The Notes are general senior unsecured obligations, ranking on parity in right of payment with all our existing and future unsecured senior indebtedness and our other general unsecured obligations, and senior in right of payment with all our future subordinated indebtedness. The Notes are effectively subordinated to all of our senior secured indebtedness and all indebtedness and liabilities of our subsidiaries.

In December 2003, we acquired the assets and operating leases for 13 retail dry cleaning and laundry facilities and issued a note payable for $1.0 million as partial consideration. The unsecured note payable, with interest at 4%, was paid in full in January 2005.

We utilize letters of credit primarily to secure inventory purchases. At January 29, 2005, letters of credit totaling approximately $14.5 million were issued and outstanding.

The fair value of the Notes, using quoted market prices of the same or similar issues, was approximately $127.1 and $134.7 million at January 31, 2004 and January 29, 2005, respectively. The carrying amounts of all other long-term debt approximate fair value at January 31, 2004 and January 29, 2005.

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

NOTE 4 | INCOME TAXES

The provision for income taxes consists of the following (in thousands):

	Fiscal Year		
	2002	2003	**2004**
Current tax expense:			
Federal	$ 10,246	$ 17,889	**$ 27,067**
State	1,010	1,081	**2,078**
Foreign	6,960	10,226	**7,992**
Deferred tax expense (benefit):			
Federal and state	5,868	3,098	**3,333**
Foreign	1,600	(2,756)	**1,889**
Total	$ 25,684	$ 29,538	**$ 42,359**

No provision for U.S. income taxes or Canadian withholding taxes has been made on the cumulative undistributed earnings of Moores (approximately $112.0 million at January 29, 2005). The potential deferred tax liability associated with these earnings is estimated to be $2 million.

In December 2004, the FASB issued FSP No. FAS109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (AJCA)". The AJCA provides a one-time 85% dividends received deduction for certain foreign earnings that are repatriated under a plan for reinvestment in the United States, provided certain criteria are met. FSP No. 109-2 is effective immediately and provides accounting and disclosure guidance for the repatriation provision. FSP No. 109-2 allows companies additional time to evaluate the effects of the law on its unremitted earnings for the purpose of applying the "indefinite reversal criteria" under APB Opinion No. 23, "Accounting for Income Taxes – Special Areas", and requires explanatory disclosures from companies that have not yet completed the evaluation. The Company is currently evaluating the effects of the repatriation provision and their impact on our consolidated financial statements. We do not expect to complete this evaluation before the end of 2005. The range of possible amounts of unremitted earnings that may be repatriated under this provision, if any, and the related potential income taxes cannot be reasonably estimated until this evaluation is complete.

A reconciliation of the statutory federal income tax rate to our effective tax rate is as follows:

	Fiscal Year		
	2002	2003	**2004**
Federal statutory rate	35.0%	35.0%	**35.0%**
State income taxes, net of federal benefit	1.3	2.3	**1.7**
Foreign and other	1.4	—	**0.6**
	37.7%	37.3%	**37.3%**

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

At January 31, 2004, we had net deferred tax liabilities of $5.1 million with $14.5 million classified as other current assets and $19.6 million classified as other liabilities (noncurrent). At January 29, 2005, we had net deferred tax liabilities of $10.1 million with $16.2 million classified as other current assets and $26.3 million classified as other liabilities (noncurrent). Our state net operating loss of $1.3 million (pre-tax $34.0 million) and foreign tax credit carryforwards of $0.7 million expire in varying amounts annually from 2005 through 2024 and in 2014, respectively.

Total deferred tax assets and liabilities and the related temporary differences as of January 31, 2004 and January 29, 2005 were as follows (in thousands):

	January 31, 2004	January 29, 2005
Deferred tax assets:		
Accrued rent and other expenses	$ 9,028	**$ 10,750**
Accrued compensation	2,016	**2,969**
Accrued inventory markdowns	595	**1,283**
Deferred intercompany profits	3,399	**3,212**
Unused state operating loss carryforwards	1,609	**1,294**
Unused foreign tax credits	873	**665**
Other	620	**178**
	18,140	**20,351**
Deferred tax liabilities:		
Capitalized inventory costs	(3,483)	**(4,044)**
Property and equipment	(17,289)	**(20,751)**
Intangibles	(1,781)	**(2,499)**
Deferred interest	(674)	**(3,182)**
	(23,227)	**(30,476)**
Net deferred tax liabilities	$ (5,087)	**$ (10,125)**

NOTE 5 | OTHER ASSETS AND ACCRUED EXPENSES

Other assets consist of the following (in thousands):

	January 31, 2004	January 29, 2005
Trademarks, tradenames and other intangibles	$ 9,475	**$ 9,733**
Accumulated amortization	(2,450)	**(3,307)**
	7,025	**6,426**
Tuxedo rental assets, deposits and other	33,363	**44,007**
Total	$ 40,388	**$ 50,433**

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Accrued expenses consist of the following (in thousands):

	January 31, 2004	January 29, 2005
Accrued salary, bonus and vacation	$ 24,041	**$ 27,967**
Sales, payroll and property taxes payable	10,725	**11,826**
Unredeemed gift certificates	13,096	**16,062**
Accrued workers compensation and medical costs	8,919	**8,252**
Other	14,351	**18,816**
Total	$ 71,132	**$ 82,923**

NOTE 6 | CAPITAL STOCK, STOCK OPTIONS AND BENEFIT PLANS

In January 2000, the Board of Directors authorized the repurchase of up to one million shares of our common stock in the open market or in private transactions. On January 31, 2001, the Board authorized an expansion of the program for up to an additional two million shares. On November 19, 2002, the Board of Directors authorized a new stock repurchase program for up to $25.0 million in shares of our common stock. Under the first three authorized programs, we repurchased 1,480,000 and 1,057,100 shares of our common stock during fiscal 2002 and 2003, respectively, at a cost of $28.1 million and $24.1 million, respectively. The average price per share of our common stock repurchased under these programs was $18.96 and $22.80 during fiscal 2002 and 2003, respectively.

In September 2003, the Board of Directors authorized a program for the repurchase of up to $100.0 million of our common stock in the open market or in private transactions. This authorization superceded the approximately $1.0 million we had remaining under the Board's November 2002 authorization. As of January 31, 2004, we had repurchased under this program 1,405,400 shares at a cost of $42.4 million in private transactions and 1,713,400 shares at a cost of $42.6 million in open market transactions. Under all authorized programs during fiscal 2003, we repurchased 4,175,900 shares of our common stock at a cost of $109.2 million, with an average repurchase price of $26.15 per share. As of January 29, 2005, we had repurchased under the September 2003 program 1,405,400 shares at a cost of $42.4 million in private transactions and 2,036,400 shares at a cost of $51.4 million in open market transactions, for a total of 3,441,800 shares at an average price per share of $27.25.

In June 2004, the Board of Directors authorized a program for the repurchase of up to $50.0 million of our common stock in the open market or in private transactions. This authorization superceded the approximately $6.2 million we had remaining under the September 2003 authorization. As of January 29, 2005, a total of 99,400 shares at a cost of $2.5 million were repurchased in open market transactions under this program at an average price per share of $24.99.

During fiscal 2004, a total of 422,400 shares at a cost of $11.2 million were repurchased in open market transactions under all authorized stock repurchase programs at an average price per share of $26.48.

In connection with our share repurchase programs, we have from time to time issued put option contracts and received premiums for doing so, with the premiums being added to our capital in excess of par and effectively reducing the cost of our share repurchases. Under these contracts, the contract counterparties had the option to require us to purchase a specific number of shares of our common stock at a specific strike price per share on a specific date. During fiscal 2002, we issued a put contract for 500,000 shares and received a premium of $0.6 million for issuing this contract. The contract counterparty had the option to exercise this contract at a strike price of $22.76 per share on December 17, 2002, but contract completion was required earlier if the market price of our common stock fell below a trigger price of $12.64 per share. During the third quarter of 2002, the market price of our common stock fell below the trigger price and we settled the contract by repurchasing the 500,000 shares at $22.76 per share or $11.4 million; we recorded the shares purchased as treasury stock. We were not obligated to issue any shares under the put contract nor were we obligated to settle in cash.

We have adopted the 1992 Stock Option Plan ("1992 Plan") which, as amended, provides for the grant of options to purchase up to 1,071,507 shares of our common stock to full-time key employees (excluding certain officers); the 1996

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Long-Term Incentive Plan (formerly known as the 1996 Stock Option Plan) ("1996 Plan") which, as amended, provides for an aggregate of up to 1,850,000 shares of our common stock with respect to which stock options, stock appreciation rights, restricted stock and performance based awards may be granted to full-time key employees (excluding certain officers); the 1998 Key Employee Stock Option Plan ("1998 Plan") which, as amended, provides for the grant of options to purchase up to 2,100,000 shares of our common stock to full-time key employees (excluding certain officers); and the 2004 Long-Term Incentive Plan which provides for an aggregate of up to 600,000 shares of our common stock with respect to which stock options, stock appreciation rights, restricted stock and performance based awards may be granted to full-time key employees. The 1992 Plan expired in February 2002 and each of the other plans will expire at the end of ten years following the effective date of such plan; no option may be granted pursuant to the plans after the expiration date. In fiscal 1992, we also adopted a Non-Employee Director Stock Option Plan ("Director Plan") which, as amended, provides for an aggregate of up to 167,500 shares of our common stock with respect to which stock options, stock appreciation rights or restricted stock awards may be granted to non-employee directors of the Company. In fiscal 2001, the Director Plan's termination date was extended to February 23, 2012. Options granted under these plans must be exercised within ten years of the date of grant.

Generally, options granted pursuant to the employee plans vest at the rate of 1/3 of the shares covered by the grant on each of the first three anniversaries of the date of grant. However, a significant portion of options granted under these Plans vest annually in varying increments over a period from one to ten years. Under the 1996 Plan and the 2004 Plan, options may not be issued at a price less than 100% of the fair market value of our stock on the date of grant. Under the 1996 Plan and the 2004 Plan, the vesting, transferability restrictions and other applicable provisions of any stock appreciation rights, restricted stock or performance based awards will be determined by the Compensation Committee of the Company's board of directors. Options granted under the Director Plan vest one year after the date of grant and are issued at a price equal to the fair market value of our stock on the date of grant; provided, however, that the committee who administers the Director Plan may elect to grant stock appreciation rights, having such terms and conditions as the committee determines, in lieu of any option grant. Restricted stock awards granted under the Director Plan vest one year after the date of grant. On January 30, 2004, 4,000 restricted shares were granted to the outside directors at a grant price of $23.29 per share. During fiscal 2004, 8,000 restricted shares were granted to the outside directors at an average price per share of $30.94.

The following table is a summary of our stock option activity:

	Shares Under Options	Weighted Average Exercise Price	Options Exercisable
Options outstanding, February 2, 2002	2,793,207	$ 20.80	1,594,171
Granted	500,800	$ 20.42	
Exercised	(165,105)	$ 13.77	
Forfeited	(125,115)	$ 21.66	
Options outstanding, February 1, 2003	3,003,787	$ 21.09	1,797,834
Granted	608,125	$ 17.23	
Exercised	(421,441)	$ 17.98	
Forfeited	(75,533)	$ 20.73	
Options outstanding, January 31, 2004	3,114,938	$ 20.76	1,444,494
Granted	**245,000**	**$ 29.28**	
Exercised	**(489,561)**	**$ 19.93**	
Forfeited	**(115,189)**	**$ 18.44**	
Options outstanding, January 29, 2005	**2,755,188**	**$ 21.76**	**1,347,475**

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Grants of stock options outstanding as of January 29, 2005 are summarized as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 11.90 to 18.00	687,070	4.9 Years	$ 14.22	379,819	$ 15.57
18.00 to 21.50	795,104	5.7 Years	21.24	352,218	21.19
21.50 to 24.00	783,837	6.6 Years	23.21	338,776	23.44
24.00 to 50.00	489,177	6.2 Years	30.87	276,662	31.17
$ 11.90 to 50.00	2,755,188	5.8 Years	$ 21.76	1,347,475	$ 22.22

As of January 29, 2005, 1,184,452 options were available for grant under existing plans and 3,393,235 shares of common stock were reserved for future issuance.

The difference between the option price and the fair market value of our common stock on the dates that options for 165,105, 421,441 and 489,561 shares of common stock were exercised during fiscal 2002, 2003 and 2004, respectively, resulted in a tax benefit to us of $0.6 million, $1.6 million and $1.8 million, respectively, which has been recognized as capital in excess of par.

We have a profit sharing plan, in the form of an employee stock plan, which covers all eligible employees, and an employee tax-deferred savings plan. Contributions to the profit sharing plan are made at the discretion of the Board of Directors. During fiscal 2002, 2003 and 2004, contributions charged to operations were $0.8 million, $1.7 million and $2.2 million, respectively, for the plans.

In 1998, we adopted an Employee Stock Discount Plan ("ESDP") which allows employees to authorize after-tax payroll deductions to be used for the purchase of up to 1,425,000 shares of our common stock at 85% of the lesser of the fair market value on the first day of the offering period or the fair market value on the last day of the offering period. We make no contributions to this plan but pay all brokerage, service and other costs incurred. Effective for offering periods beginning July 1, 2002, the plan was amended so that a participant may not purchase more than 125 shares during any calendar quarter. During fiscal 2002, 2003 and 2004, employees purchased 51,359, 48,195 and 49,211 shares, respectively, under the ESDP, the weighted-average fair value of which was $14.82, $15.41 and $22.77 per share, respectively. As of January 29, 2005, 1,105,836 shares were reserved for future issuance under the ESDP.

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

NOTE 7 | GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the net carrying amount of goodwill for the years ended January 31, 2004 and January 29, 2005 are as follows (in thousands):

Balance, February 1, 2003	$ 36,607
Goodwill of acquired business	4,550
Translation adjustment	2,710
Balance, January 31, 2004	**43,867**
Goodwill of acquired business	**10,538**
Translation adjustment	**1,419**
Balance, January 29, 2005	**$ 55,824**

In December 2003, we acquired the assets and operating leases for 13 retail dry cleaning and laundry facilities operating in the Houston, Texas area. We acquired an additional 11 facilities in September 2004.

The gross carrying amount and accumulated amortization of our other intangibles, which are included in other assets in the accompanying balance sheet, are as follows (in thousands):

	January 31, 2004	January 29, 2005
Trademarks, tradenames and other intangibles	$ 9,475	**$ 9,733**
Accumulated amortization	(2,450)	**(3,307)**
Net total	$ 7,025	**$ 6,426**

The pretax amortization expense associated with intangible assets totaled approximately $428,000, $737,000 and $857,000 for fiscal 2002, 2003 and 2004, respectively. Pretax amortization expense associated with intangible assets at January 29, 2005 is estimated to be approximately $886,000 for the fiscal year 2005, $832,000 for fiscal year 2006, $674,000 for each of the fiscal years 2007 and 2008 and $658,000 for fiscal year 2009.

NOTE 8 | ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING

In connection with our direct sourcing program, we may enter into purchase commitments that are denominated in a foreign currency (primarily the Euro). Our practices include entering into foreign currency forward exchange contracts to minimize foreign currency exposure related to forecasted purchases of certain inventories. Under SFAS No. 133, such contracts have been designated as and accounted for as cash flow hedges. The settlement terms of the forward contracts, including amount, currency and maturity, correspond with payment terms for the merchandise inventories. Any ineffective portion of a hedge is reported in earnings immediately. At January 29, 2005, we had 24 contracts maturing in varying increments to purchase an aggregate notional amount of $9.0 million in foreign currency, maturing at various dates through December 2005. At January 31, 2004, we had 23 contracts maturing in varying increments to purchase an aggregate notional amount of $15.4 million in foreign currency, maturing at various dates through January 2005. During fiscal 2003 and 2004, we recognized an insignificant amount of hedge ineffectiveness.

The changes in the fair value of the foreign currency forward exchange contracts are matched to inventory purchases by period and are recognized in earnings as such inventory is sold. The fair value of the forward exchange contracts is estimated by comparing the cost of the foreign currency to be purchased under the contracts using the exchange rates obtained under the contracts (adjusted for forward points) to the hypothetical cost using the spot rate at year-end. We expect to recognize in

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

earnings through January 28, 2006 approximately $0.4 million, net of tax, of existing net gains presently deferred in accumulated other comprehensive income.

NOTE 9 | RELATED PARTY TRANSACTIONS

On August 16, 2004, we purchased a store (land and building, which we had been leasing) in Dallas, Texas for $1.0 million from 8239 Preston Road, Inc., a Texas corporation of which George Zimmer, Chairman of the Board and CEO of the Company, James E. Zimmer, Senior Vice President-Merchandising of the Company, and Richard Goldman, a former officer and director of the Company, each owned 20% of the outstanding common stock, and Laurie Zimmer, sister of George and James E. Zimmer, owned 40% of the outstanding common stock.

On August 20, 2004, we purchased a 1980 Gulfstream III aircraft from Regal Aviation L.L.C. ("Regal Aviation") for $5.0 million. Regal Aviation operates a private air charter service and is a limited liability company of which George Zimmer owns 99%. In addition, on August 20, 2004, we entered into a leasing arrangement with Regal Aviation under which Regal Aviation will operate, manage and market the aircraft as well as provide the appropriate flight personnel and services. The aircraft will be utilized to provide air transportation from time to time for employees of the Company as well as be leased to third parties for charter.

On October 15, 2004, we purchased a warehouse facility located in Houston, Texas (the "Facility") from Zig Zag for $0.7 million. Zig Zag is a Texas joint venture, in which Richard E. Goldman, George Zimmer and James E. Zimmer were the sole and equal joint venturers. Prior to the purchase of the Facility, we leased the Facility from Zig Zag.

NOTE 10 | COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

We lease retail business locations, office and warehouse facilities, copier equipment and automotive equipment under various noncancelable capital and operating leases expiring in various years through 2027. Rent expense for operating leases for fiscal 2002, 2003 and 2004 was $86.0 million, $90.0 million and $95.7 million, respectively, and includes contingent rentals of $0.8 million, $0.6 million and $0.8 million, respectively. Minimum future rental payments under noncancelable capital and operating leases as of January 29, 2005 for each of the next five years and in the aggregate are as follows (in thousands):

Fiscal Year	Operating Leases	Capital Leases
2005	$ 95,417	$ 717
2006	82,690	534
2007	72,358	412
2008	61,213	275
2009	48,815	122
Thereafter	100,526	368
Total	$ 461,019	2,428
Amounts representing interest		(761)
Capital lease obligations		$ 1,667

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Leases on retail business locations specify minimum rentals plus common area maintenance charges and possible additional rentals based upon percentages of sales. Most of the retail business location leases provide for renewal options at rates specified in the leases. In the normal course of business, these leases are generally renewed or replaced by other leases.

At January 29, 2005, the gross capitalized balance and the accumulated depreciation balance of our capital lease assets was $3.6 million and $2.2 million, respectively, resulting in a net capitalized value of $1.4 million. These assets are included in furniture, fixtures and equipment on the balance sheet. The deferred liability balance of these capital lease assets is included in deferred taxes and other liabilities on the balance sheet.

LEGAL MATTERS

On April 18, 2003, a lawsuit was filed against the Company in the Superior Court of California for the County of Orange, Case No. 03CC00132 (the "Orange County Suit"). The Orange County Suit was brought as a purported class action and alleges several causes of action, each based on the factual allegation that in the State of California the Company misclassified its managers and assistant managers as exempt from the application of certain California labor statutes. Because of this alleged misclassification, the Orange County Suit alleges that the Company failed to pay overtime compensation and provide the required rest periods to such employees. The Orange County Suit seeks, among other things, declaratory and injunctive relief along with an accounting as to alleged wages, premium pay, penalties, interest and restitution allegedly due the class defendants. We believe that the Orange County Suit will be resolved in 2005; however, no assurance can be given that the anticipated resolution will be realized. We do not believe the ultimate resolution of the Orange County Suit will have a material adverse effect on our financial position, results of operations or cash flows.

On April 1, 2004, a lawsuit was filed against the Company in the Superior Court of California for the County of Los Angeles, Case No. BC313038 (the "PII Suit"). The PII Suit, which was brought as a purported class action, alleges two causes of action, each based on the factual allegation that the Company requests or requires, in conjunction with a customer's use of his or her credit card, the customer to provide personal identification information which is recorded upon the credit card transaction form. The PII Suit seeks: (i) civil penalties pursuant to the California Civil Code; (ii) an order enjoining the Company from requesting or requiring that a customer provide personal identification information which is then recorded on the transaction form; (iii) permanent and preliminary injunctions against the Company requesting or requiring that a customer provide personal identification information which is then recorded on the transaction form; (iv) restitution of all funds allegedly acquired by means of any act or practice declared by the Court to be unlawful or fraudulent or to constitute a violation of the California Business and Professions Code; (v) attorney's fees; and (vi) costs of suit. The Court has not yet decided whether the action may proceed as a class action. The Court has determined that the claim for restitution may not proceed. We have reached a tentative settlement; however, no assurance can be given that the Court will approve the settlement or that the anticipated resolution will be realized. We do not believe the ultimate resolution of the PII Suit will have a material adverse effect on our financial position, results of operations or cash flows.

In addition, we are involved in various routine legal proceedings, including ongoing litigation, incidental to the conduct of our business. Management believes that none of these matters will have a material adverse effect on our financial position, results of operations or cash flows.

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

NOTE 11 | SUBSEQUENT EVENT

On March 4, 2005, we entered into a Succession Agreement with Eric J. Lane, former President and Chief Operating Officer and current Executive Vice President of the Company. Eric J. Lane, voluntarily and at his request, stepped down as President and Chief Operating Officer effective February 1, 2005 and will serve as an Executive Vice President of the Company through July 31, 2005.

On March 8, 2005, we committed to a course of action in connection with the termination of operations in our R&D retail concept "Eddie Rodriguez". We have determined that there will be no further investments made in Eddie Rodriguez and that the six stores operating as of January 29, 2005 will be wound down over the course of fiscal 2005.

NOTE 12 | QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Our quarterly results of operations reflect all adjustments, consisting only of normal, recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The consolidated results of operations by quarter for the 2003 and 2004 fiscal years are presented below (in thousands, except per share amounts):

	Fiscal 2003 Quarters Ended			
	May 3, 2003	**August 2, 2003**	**November 1, 2003**	**January 31, 2004**
	(as restated-note 13)	(as restated-note 13)	(as restated-note 13)	(as restated-note 13)
Net sales	$ 313,122	$ 334,292	$ 322,613	$ 422,653
Gross margin	111,091	122,807	118,321	161,227
Net earnings	$ 10,936	$ 11,353	$ 8,840	$ 18,605
Net earnings per share:				
Basic	$ 0.28	$ 0.29	$ 0.23	$ 0.50
Diluted	$ 0.28	$ 0.29	$ 0.22	$ 0.49

	Fiscal 2004 Quarters Ended			
	May 1, 2004	**July 31, 2004**	**October 30, 2004**	**January 29, 2005**
	(as restated-note 13)	(as restated-note 13)	(as restated-note 13)	
Net sales	$ 360,729	$ 369,480	$ 357,795	$ 458,675
Gross margin	137,810	145,456	139,356	180,382
Net earnings	$ 15,055	$ 18,380	$ 12,878	$ 25,043
Net earnings per share:				
Basic	$ 0.42	$ 0.51	$ 0.36	$ 0.69
Diluted	$ 0.41	$ 0.50	$ 0.35	$ 0.67

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

As previously reported:

	Fiscal 2003 Quarters Ended			
	May 3, 2003	August 2, 2003	November 1, 2003	January 31, 2004
Net sales	$ 313,122	$ 334,292	$ 322,613	$ 422,653
Gross margin	111,219	122,936	118,438	161,350
Net earnings	$ 11,012	$ 11,448	$ 9,055	$ 18,511
Net earnings per share:				
Basic	$ 0.28	$ 0.29	$ 0.23	$ 0.50
Diluted	$ 0.28	$ 0.29	$ 0.23	$ 0.49

	Fiscal 2004 Quarters Ended		
	May 1, 2004	July 31, 2004	October 30, 2004
Net sales	$ 360,729	$ 369,480	$ 357,795
Gross margin	137,872	145,444	139,365
Net earnings	$ 15,096	$ 18,214	$ 12,574
Net earnings per share:			
Basic	$ 0.42	$ 0.51	$ 0.35
Diluted	$ 0.41	$ 0.50	$ 0.34

Due to the method of calculating weighted average common shares outstanding, the sum of the quarterly per share amounts may not equal earnings per share for the respective years.

NOTE 13 | RESTATEMENT OF FINANCIAL STATEMENTS

Like many other companies in the retail and restaurant industries, we recently reviewed our accounting treatment for leases and depreciation of related leasehold improvements. Following our review, we determined to restate our prior financial statements for fiscal 2002 and 2003. Although we do not consider that these errors resulted in a material misstatement of our consolidated financial statements for any previously reported annual period, the aggregate effect of correcting the errors in the fourth quarter of fiscal 2004 would have had a material effect on our results of operations for that year.

Historically, when accounting for leases, we recorded rent expense on a straight-line basis over the initial non-cancelable lease term, with the term commencing generally when the store opened. We depreciated leasehold improvements on those properties over the lesser of the useful life of the asset or an average period, ranging from eight to 15 years for different leasehold groups, which represented the initial non-cancelable lease term plus periods of expected renewal. Landlord incentives received for reimbursement of leasehold improvements were netted against the amount recorded for the leasehold improvements.

We have conformed our lease terms used for recording straight-line rent and depreciation of leasehold improvements to include renewal option periods where the renewal appears reasonably assured. The lease terms commence when we take possession with the right to control use of the leased premises. We have also adopted a policy of capitalizing rent amounts allocated to the construction period for leased properties as leasehold improvements. Landlord incentives received for reimbursement of leasehold improvements are recorded as deferred rent and amortized as a reduction to rent expense over

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

the term of the lease. We have restated our fiscal 2002 and 2003 consolidated financial statements for these lease accounting matters. We have also restated our quarterly financial results for fiscal 2003 and 2004 as shown in Note 12.

The restatement adjustments decreased net earnings by $0.1 million and $0.3 million in fiscal 2002 and 2003, respectively. The cumulative effect of these accounting changes is a reduction to retained earnings of $5.1 million as of the beginning of fiscal 2002. The restatement did not have any impact on our previously reported net cash flows or our sales or comparable store sales.

	Fiscal Year 2003		
(In thousands, except per share amounts)	**As Previously Reported**	**Adjustment**	**As Restated**
Consolidated Balance Sheet:			
Other current assets	$ 30,858	$ 170	$ 31,028
Property and equipment, net	215,064	8,759	223,823
Total assets	869,198	8,929	878,127
Income taxes payable	26,096	(52)	26,044
Deferred taxes and other liabilities	31,682	14,649	46,331
Retained earnings	447,566	(5,492)	442,074
Accumulated other comprehensive income	10,533	(176)	10,357
Total shareholders' equity	493,460	(5,668)	487,792
Consolidated Statement of Earnings:			
Cost of goods sold, including buying, distribution and occupancy costs	$ 878,737	$ 497	$ 879,234
Gross margin	513,943	(497)	513,446
Selling, general and administrative expenses	431,695	(32)	431,663
Operating income	82,248	(465)	81,783
Earnings before income taxes	79,737	(465)	79,272
Provision for income taxes	29,711	(173)	29,538
Net earnings	50,026	(292)	49,734
Basic earnings per share [(1)]	1.29	(0.008)	1.28
Diluted earnings per share [(1)]	1.27	(0.007)	1.27
Consolidated Statement of Cash Flows:			
Cash provided by operating activities	$ 118,767	$ 963	$ 119,730
Cash used in investing activities	(54,844)	(963)	(55,807)

Notes to Consolidated Financial Statements

For the Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

(In thousands, except per share amounts)	Fiscal Year 2002 As Previously Reported	Adjustment	As Restated
Consolidated Statement of Earnings:			
Cost of goods sold, including buying, distribution and occupancy costs	$ 840,701	$ 109	$ 840,810
Gross margin	454,348	(109)	454,239
Selling, general and administrative expenses	384,956	(17)	384,939
Operating income	69,392	(92)	69,300
Earnings before income taxes	68,131	(92)	68,039
Provision for income taxes	25,719	(35)	25,684
Net earnings	42,412	(57)	42,355
Basic earnings per share (1)	1.04	(0.001)	1.04
Diluted earnings per share (1)	1.04	(0.001)	1.04
Consolidated Statement of Cash Flows:			
Cash provided by operating activities	$ 113,026	$ 1,958	$ 114,984
Cash used in investing activities	(41,229)	(1,958)	(43,187)

(1) Due to the effect of rounding, the sum of the per share amounts may not equal the effect of the adjustment.

Certifications

I, George Zimmer, certify that:

1. I have reviewed the annual report on Form 10-K of The Men's Wearhouse, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 28, 2005

GEORGE ZIMMER
CHIEF EXECUTIVE OFFICER

Certifications

I, Neill P. Davis, certify that:

1. I have reviewed the annual report on Form 10-K of The Men's Wearhouse, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 28, 2005

NEILL P. DAVIS
EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND PRINCIPAL FINANCIAL OFFICER

Store List

As of January 29, 2005, we operated 593 retail apparel stores in 44 states and the District of Columbia and 114 retail apparel stores in the 10 Canadian provinces. The following table sets forth the location, by state or province, of these stores:

MEN'S WEARHOUSE / 517 STORES

Alabama (5)	Illinois (22)	Mississippi (1)	Oregon (8)
Arizona (11)	Indiana (7)	Missouri (11)	Pennsylvania (23)
Arkansas (2)	Iowa (2)	Nebraska (3)	Rhode Island (1)
California (85)	Kansas (3)	Nevada (5)	South Carolina (3)
Colorado (12)	Kentucky (4)	New Hampshire (3)	South Dakota (1)
Connecticut (8)	Louisiana (6)	New Jersey (12)	Tennessee (9)
Delaware (2)	Maine (1)	New Mexico (4)	Texas (42)
District of Columbia (1)	Maryland (14)	New York (27)	Utah (5)
Florida (37)	Massachusetts (14)	North Carolina (12)	Virginia (17)
Georgia (17)	Michigan (20)	Ohio (19)	Washington (15)
Idaho (1)	Minnesota (9)	Oklahoma (3)	West Virginia (1)
			Wisconsin (9)

K&G / 76 STORES

Alabama (1)	Indiana (1)	Michigan (6)	Ohio (5)
Colorado (2)	Kansas (1)	Minnesota (2)	Pennsylvania (3)
Connecticut (2)	Kentucky (1)	Missouri (1)	Tennessee (1)
Florida (2)	Louisiana (1)	New Jersey (7)	Texas (12)
Georgia (6)	Maryland (4)	New York (3)	Virginia (2)
Illinois (5)	Massachusetts (3)	North Carolina (2)	Washington (2)
			Wisconsin (1)

MOORES CLOTHING FOR MEN / 114 STORES

Alberta (12)	New Brunswick (3)	Ontario (50)	Quebec (23)
British Columbia (14)	Newfoundland (1)	Prince Edward Island (1)	Saskatchewan (2)
Manitoba (5)	Nova Scotia (3)		

Shareholder Information

The Men's Wearhouse, Inc. on the Internet

You can visit the Company's home page on the Internet at *www.menswearhouse.com.*

Market for the Company's Common Equity and Related Stockholder Matters

Our common stock is traded on the New York Stock Exchange under the symbol "MW." The following table sets forth, on a per share basis for the periods indicated, the high and low sale prices per share for our common stock as reported by the New York Stock Exchange:

	High	Low
Fiscal Year 2003		
First quarter ended May 3, 2003	$ 17.05	$ 11.76
Second quarter ended August 2, 2003	26.00	15.80
Third quarter ended November 1, 2003	30.90	23.95
Fourth quarter ended January 31, 2004	31.25	21.41
Fiscal Year 2004		
First quarter ended May 1, 2004	$ 28.14	$ 22.83
Second quarter ended July 31, 2004	27.25	22.90
Third quarter ended October 30, 2004	31.94	24.88
Fourth quarter ended January 29, 2005	34.51	30.15

On April 25, 2005, there were approximately 1,580 holders of record and approximately 18,300 beneficial holders of our common stock.

We have not paid cash dividends on our common stock and we currently intend to retain all of our earnings for the future operation and expansion of our business. Our credit agreement prohibits the payment of cash dividends on our common stock (see Note 3 of Notes to Consolidated Financial Statements).

Information Regarding Certification to the NYSE

On July 21, 2004, George Zimmer, the Company's Chairman of the Board and Chief Executive Officer, submitted to the New York Stock Exchange (the "NYSE") an annual certification stating that he was not aware of any violation by the Company of the NYSE's corporate governance listing standards as of the date thereof, as required by Section 303A.12(a) of the NYSE's Listed Company Manual.

CORPORATE & DISTRIBUTION OFFICES .... *5803 Glenmont Drive Houston, Texas 77081 (713) 592-7200*

EXECUTIVE OFFICES .... *40650 Encyclopedia Circle Fremont, California 94538 (510) 657-9821*

ANNUAL MEETING .... *June 29, 2005, 11:30 a.m. The Westin St. Francis 335 Powell Street San Francisco, California*

OUTSIDE COUNSEL .... *Fulbright & Jaworski L.L.P. Houston, Texas*

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM .... *Deloitte & Touche LLP Houston, Texas*

TRANSFER AGENT AND REGISTRAR .... *American Stock Transfer & Trust Company 40 Wall Street New York, New York 10005 (718) 921-8200*

FORM 10-K .... *A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained without charge by writing:*

The Men's Wearhouse, Inc.
c/o Investor Relations
5803 Glenmont Drive
Houston, Texas 77081

Directors and Officers

DIRECTORS AND EXECUTIVE OFFICERS

GEORGE ZIMMER
Chairman of the Board and Chief Executive Officer

DAVID H. EDWAB
Vice Chairman of the Board

RINALDO S. BRUTOCO ! *
Director, President and Chief Executive Officer, ShangriLa Consulting, Inc.

DEEPAK CHOPRA, M.D. !
Director, Chief Executive Officer and Founder, The Chopra Center for Well Being

KATHLEEN MASON * †
Director, President and Chief Executive Officer, Tuesday Morning Corporation

MICHAEL L. RAY !
Director, Professor, Stanford University

WILLIAM B. SECHREST * †
Director, Founder and Shareholder, Winstead Sechrest and Minick P.C.

SHELDON I. STEIN †
Director, Senior Managing Director, Bear, Stearns & Co. Inc.

CHARLES BRESLER, PH.D.
President

NEILL P. DAVIS
Executive Vice President, Chief Financial Officer and Principal Financial Officer

DOUGLAS S. EWERT
Executive Vice President and Chief Operating Officer

ERIC J. LANE
Executive Vice President

PAT DE MARCO
President, Moores Retail Group Inc.

CHRISTOPHER M. ZENDER
President, K&G Men's Company

GARY G. CKODRE
Senior Vice President, Chief Compliance Officer

SCOTT K. WALTZ
Senior Vice President, Chief Marketing Officer

DIANA M. WILSON
Senior Vice President, Principal Accounting Officer

JAMES E. ZIMMER
Senior Vice President, Merchandising

JERRY L. LOVEJOY
Vice President, General Counsel

CORPORATE OFFICERS

WILLIAM C. SILVEIRA
Executive Vice President, Manufacturing

THOMAS L. JENNINGS
Senior Vice President, Real Estate

JAYME D. MAXWELL
Senior Vice President, Marketing

WILLIAM G. MELVIN
Senior Vice President, Information Technology

CAROLE L. SOUVENIR
Senior Vice President, Employee Relations

DEAN A. SPERANZA
Senior Vice President, Stores

WILLIAM J. ERICKSON
Vice President, Store Planning and Design

JULIE A. PANACCIONE
Vice President, Corporate Culture

CLAUDIA A. PRUITT
Vice President, Treasurer and Assistant Secretary

KIRK H. WARREN
Vice President, Administration and Benefits

MICHAEL W. CONLON
Secretary

MEN'S WEARHOUSE

JEFFREY J. FRIPT
Senior Vice President, Distribution

JAMES D. YOUNG
Senior Vice President, Distribution

FREDERIC M. ALPERT
Vice President, Stores

WILLIAM C. BALLARD
Vice President, Stores

DON E. BOTILL
Vice President, Stores

BRUCE C. HAMPTON
Vice President, Stores

MARK NEUTZE
Vice President, Stores

DAVID N. STEVENS
Vice President, Enginearing

MOORES CLOTHING FOR MEN

DAVID STARRETT
President

RICHARD BULL
Vice President, Merchandising

DENNIS BUTTON
Vice President, Store Development

BRIAN COEN
Vice President, Finance

DANIEL JASZTRAB
Vice President, Information Technology

STEVE NITCHEN
Vice President, Store Operations

MARIO PARZIALE
Vice President, Production

K&G

BRADLEY M. BELL
Chief Operating Officer, Chief Financial Officer and Assistant Secretary

STEVEN COOK
Vice President of Stores and Corporate Affairs

AILEEN HOFFMAN
Vice President, General Merchandise Manager-K&G Ladies

R. SCOTT SABAN
Vice President, Operations and Information Systems

DAVID SUWAY
Vice President, General Merchandise Manager-K&G Men's

TWINHILL CORPORATE APPAREL

HOWARD WECKSLER
President

MW CLEANERS

MIKE E. NESBIT
President

TERRY N. QUINN
Vice President, Store Operations

* AUDIT COMMITTEE MEMBER

† COMPENSATION COMMITTEE MEMBER

! NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

www.menswearhouse.com


MEN'S WEARHOUSE